As filed with the Securities and Exchange Commission on June 16, 2011

                                                    1933 Act File No. 333-169640
                                                     1940 Act File No. 811-03763


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 2
                                       TO
                                    FORM S-6

     For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

     A.   Exact name of Trust: GUGGENHEIM DEFINED PORTFOLIOS, SERIES 731

     B.   Name of Depositor: GUGGENHEIM FUNDS DISTRIBUTORS, INC.

     C.   Complete address of Depositor's principal executive offices:

                           2455 Corporate West Drive
                             Lisle, Illinois 60532

     D.   Name and complete address of agents for service:

         GUGGENHEIM FUNDS DISTRIBUTORS, INC.
         Attention:  Kevin Robinson, Esq.
         Senior Managing Director, General Counsel and Secretary
         2455 Corporate West Drive
         Lisle, Illinois  60532

         CHAPMAN AND CUTLER LLP
         Attention:  Eric F. Fess, Esq.
         111 West Monroe Street
         Chicago, Illinois  60603

It is proposed that this filing will become effective (check appropriate box)

/ /       immediately upon filing pursuant to paragraph (b)

/ /       on (date) pursuant to paragraph (b)

/ /       60 days after filing pursuant to paragraph (a)

/ /       on (date) pursuant to paragraph (a) of rule 485 or 486

     E. Title of securities being registered: Units of fractional undivided beneficial interest.

     F. Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

/x/ Check box if it is proposed that this filing will become effective on June 16, 2011 at 2:00 P.M. Eastern Time pursuant to Rule 487.




                   Guggenheim Defined Portfolios, Series 731


             Guggenheim Long-Term National Municipal Trust, Series 3



                                GUGGENHEIM LOGO



                A portfolio of investment-grade municipal bonds selected by Guggenheim Funds Distributors, Inc.

                                   Prospectus
                              Dated June 16, 2011

           The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.



================================================================================
INVESTMENT SUMMARY

     Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

                                    Overview

     Guggenheim Defined Portfolio, Series 731, is a unit investment trust that consists of Guggenheim Long-Term National Municipal Trust, Series 3 (the "trust"). Guggenheim Funds Distributors, Inc. ("Guggenheim Funds" or the "sponsor") serves as the sponsor of the trust.

     The trust is scheduled to terminate in approximately 32 years.

                              Investment Objective

     The trust seeks to provide current income and to preserve capital by investing in a portfolio primarily consisting of investment-grade long-term municipal bonds.

                         Principal Investment Strategy

     The trust will invest in a portfolio of municipal bonds. The sponsor will select bonds that it believes have the best chance to meet the trust's investment objective over its life.

     Municipal bonds are debt instruments issued by state and local governments to raise money for various public works projects such as highways, airports and schools. The most distinct characteristic of municipal bonds is that generally these bonds provide interest income exempt from normal federal income taxes. However, such income may be subject to the federal alternative minimum tax. In addition to offering the potential for federally tax-exempt interest income, all of the municipal bonds held in the trust will be rated investment-grade quality, as of the trust's initial date of deposit (the "Inception Date"), by at least one nationally recognized statistical rating organization. Such rating relates to the underlying bonds and not the trust or the value of the units, which will fluctuate. There can be no assurance that any security contained in the trust will retain an investment-grade rating for the life of the trust. See "Description of Bond Ratings" for additional information.

     Certain bonds in the trust may be covered by insurance policies obtained from municipal bond insurers identified in "Trust Portfolio," which guarantee payment of principal and interest on the bonds when due. As a result of such insurance, the insured bonds may receive ratings that reflect the creditworthiness of the bond insurer. Please note that the insurance relates only to the insured bonds in the trust and not to the units or the market value of the bonds or of the units.

     The trust intends to pay interest distributions each month and expects to prorate the interest distributed on an annual basis; see "Distributions." The record dates and distribution dates for principal and interest distributions are the 15th and 25th of each month, respectively. Furthermore, investors may receive principal distributions from bonds being called or sold prior to their maturity or as bonds mature.

     The sponsor has selected Guggenheim Partners Asset Management, LLC ("GPAM"), a subsidiary of Guggenheim Partners, LLC, to assist the sponsor with the selection of the trust's portfolio.

                                 Bond Selection

     The sponsor considered the following factors, among others, in selecting the bonds:

     o The bonds must be rated as investment-grade or above by at least one nationally recognized statistical rating organization;

     o The price of the bonds relative to other bonds with comparable characteristics;

     o Attractiveness of the interest payments relative to bonds with similar characteristics;

     o The potential for early return of principal or any event risk which could have a negative impact on the price of the bonds; and

     o    Showing a preference for non-AMT (alternative minimum tax) bonds.

                               Guggenheim Partners
                          Asset Management, LLC (GPAM)

     Guggenheim Partners Asset Management, LLC is a subsidiary of Guggenheim Partners, LLC and an affiliate of the sponsor, which offers financial services expertise within its asset management, investment advisory, capital markets, institutional finance and merchant banking business lines. Clients consist of a mix of individuals, family offices, endowments, foundations, insurance companies, pension plans and other institutions that together have entrusted the firm with supervision of more than $100 billion in assets. A global diversified financial services firm, Guggenheim Partners, LLC office locations include New York, Chicago, Los Angeles, Miami, Boston, Philadelphia, St. Louis, Houston, London, Dublin, Geneva, Hong Kong, Singapore, Mumbai and Dubai.

     The sponsor is also a subsidiary of Guggenheim Partners, LLC. See "General Information" for additional information.

                                 Future Trusts

     The sponsor intends to create future trusts that follow the same investment strategy. If these future trusts are available, you may be able to reinvest into one of the trusts at a reduced sales charge. Each trust is designed to be part of a longer term strategy.

--------------------------------------------------------------------------------
              Essential Information
            (as of the Inception Date)

Inception Date
  (Initial Date of Deposit)          June 16, 2011

First Settlement Date                June 21, 2011

Unit Price                               $1,005.91

Mandatory
  Termination Date                 August 15, 2043

Distribution Date           25th day of each month
                (commencing July 25, 2011, if any)

Record Date                 15th day of each month
                (commencing July 15, 2011, if any)

Evaluation Time      As of the close of trading of
                       the New York Stock Exchange
                (normally 4:00 p.m. Eastern Time).
              (However, on the first day units are
               sold the Evaluation Time will be as
                of the close of trading on the New
               York Stock Exchange or the time the
             registration statement filed with the
                Securities and Exchange Commission
                     becomes effective, if later.)

CUSIP Numbers

Cash Distributions
Standard Accounts                        40167H784
Fee Account Cash                         40167H792

Ticker                                      CGLTCX

Dollar Weighted Average Maturity
  of Bonds in the Trust               25.454 years

Minimum Principal Distributions     $1.00 per unit

Minimum Par Value of the Bonds
  in the Trust under which the
  Trust Agreement may be
  Terminated                         $200 per unit

                 Types of Bonds

                                       Approximate
Type of Issuer/Sectors        Portfolio Percentage*
-----------------------       --------------------
Airport                                      15.25%
Facilities                                    7.17
General Obligation                           14.86
Housing                                       3.69
Medical                                      18.68
Power                                         3.47
School District                              15.02
Transportation                               10.85
Utilities                                     3.38
Water                                         7.63
                                            ------
Total                                       100.00%
                                            ======

                  Bond Ratings

                                       Approximate
Standard & Poor's             Portfolio Percentage*
-----------------------       --------------------
AA+                                          67.28%
AA                                            3.64
AA-                                           3.79
A+                                            7.46
A                                             7.18
A-                                            3.47
NR                                            7.18
                                            ------
Total                                       100.00%
                                            ======

             States and Territories

                                       Approximate
State or Territory            Portfolio Percentage*
-----------------------       --------------------
California                                   18.41%
District of Columbia                         10.88
Florida                                       3.60
Georgia                                      10.90
Illinois                                      3.73
Louisiana                                     4.43
Maine                                         3.70
Maryland                                      3.80
Nevada                                        3.73
New York                                     14.46
Pennsylvania                                  7.48
Virginia                                      3.66
Washington                                   11.22
                                            ------
Total                                       100.00%
                                            ======

Minimum Investment
All accounts                            1 unit

* Based upon fair value.
--------------------------------------------------------------------------------




Guggenheim Long-Term National Municipal Trust, Series 3
SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
As of the Inception Date, June 16, 2011
-------------------------------------------------------------------------------------
Principal Amount of Bonds in Trust(1):                                 $  8,150,000
Number of Units:                                                              8,125
Fractional Undivided Interest in Trust per Unit:                            1/8,125
Principal Amount of Bonds per Unit(1):                                 $   1,003.08
Public Offering Price:
      Aggregate Offering Price of Bonds in the Portfolio:              $  8,124,278
      Aggregate Offering Price of Bonds per Unit:                      $     999.91
      Organization Costs per Unit(2):                                  $       6.00
      Public Offering Price per Unit:                                  $   1,005.91
      Deferred Sales Charge of $49.00 per unit:                        $      49.00
Redemption Price per Unit(3):                                          $     946.66
Excess of Public Offering Price Over Redemption Price per Unit:        $      59.25
Estimated Annual Interest Income per Unit
   (includes cash income accrual only):                                $      47.67
Less Estimated Annual Expenses per Unit:                               $       2.87
                                                                       ------------
Estimated Net Annual Interest Income per Unit(4):                      $      44.80
                                                                       ------------
Estimated Daily Rate of Net Interest Accrual per Unit(5):              $    0.13127
Estimated Current Return Based on Public Offering Price
   (includes cash income accrual only)(6):                                     4.45%
Estimated Long-Term Return(6):                                                 4.38%
Estimated Interest Distributions per Unit(7):
o Date of First Distribution:                                          July 25, 2011
o Amount of First Distribution:                                        $        3.15
o Record Date of First Distribution:                                   July 15, 2011
o Date of Regular Distribution:                                   25th of each Month
o Amount of Regular Distribution:                                      $        3.73
o Record Date of Regular Distribution:                            15th of each Month

(1) Represents the principal amount of the underlying bonds held in the trust as of the Inception Date and does not take into account the impact of the sale of bonds to pay the deferred sales fee or any expenses of the trust. Bonds will be sold to pay the deferred sales fees, to meet redemptions, to pay expenses and in other limited circumstances. The sale of bonds will affect the principal amount of bonds included in the trust and the principal amount of bonds per unit. Units of the trust, when redeemed or upon termination, may be worth more or less than their original cost and there can be no assurance that a unitholder will receive the principal amount of bonds at any particular point in time.

(2) During the initial offering period, a portion of the Public Offering Price represents an amount of cash deposited to pay all or a portion of the costs of organizing the trust.

(3) Based upon the bid prices of the bonds plus the organization costs per unit less the deferred sales charge. Upon tender for redemption, the price to be paid will include accrued interest as described in "How to Sell Your Units--Redemption--Computation of Redemption Price per Unit."

(4) Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the trustee and the evaluator and with principal prepayment, redemption, maturity, exchange or sale of bonds. The Estimated Net Annual Interest Income per Unit also assumes the sale of securities as needed to allow the trust to pay the deferred sales fee.

(5) Estimated Daily Rate of Net Interest Accrual per Unit is calculated as of the Inception Date and does not take into account the sale of trust securities necessary to pay the deferred sales fee.

(6) See "Estimated Current Return and Estimated Long-Term Return to Unitholders" for an explanation of estimated current return and estimated long-term return.

(7) Distributions, if any, will be made monthly commencing July 25, 2011. The amount of distributions of the trust may be lower or greater than the above stated amounts due to certain factors that may include, but are not limited to, changes in distributions paid by issuers, deduction of trust expenses or the sale or maturity of trust securities in the portfolio. In particular, trust securities will be sold to pay the deferred sales fee and under other circumstances. Fees and expenses of the trust may vary as a result of a variety of factors including the trust's size, redemption activity, brokerage and other transaction costs and extraordinary expenses.


                                Principal Risks

     As with all investments, you may lose some or all of your investment in the trust. Units of the trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. No assurance can be given that the trust's investment objective will be achieved. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     o Municipal bonds are fixed rate debt obligations that generally decline in value with increases in interest rates, an issuer's or an insurer's worsening financial condition, a drop in bond ratings or when there is a decrease in federal income tax rates. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes.

     o Municipal bonds are subject to credit risk in that an issuer of a bond may be unable to make interest and principal payments when due. In general, lower rated bonds carry greater credit risk.

     o The sponsor does not actively manage the portfolio. Because the portfolio is fixed and not managed, in general, the trust only sells bonds at the trust's termination or in order to meet redemptions, for tax purposes, for credit issues or to pay sales charges and expenses. As a result, the price at which a bond is sold may not be the highest price the trust could have received during the life of the trust.

     o No assurance can be given that the trust's investment objective will be achieved. This objective is subject to the continuing ability of the respective issuers of the bonds to meet their obligations.

     o The trust is subject to market risk. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a bonds' issuer, perceptions of the issuer, ratings on a bond, or political or economic events affecting the issuer.

     o Due to the current state of the economy, the value of the securities held by the trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. Starting in December 2007, economic activity declined across all sectors of the economy, and the United States experienced increased unemployment. The economic crisis affected the global economy with European and Asian markets also suffering historic losses. Extraordinary steps have been taken by the governments of several leading countries to combat the economic crisis; however, the impact of these measures is not yet fully known and cannot be predicted.

     o An issuer or an insurer of the bonds may be unwilling or unable to make principal payments and/or interest payments in the future, may call a security before its stated maturity, or may reduce the level of payments made. In addition, there is no guarantee that the issuers will be able to satisfy their interest or principal payment obligations to the trust over the life of the trust. This may result in a reduction in the value of your units.

     o Changes in the tax treatment of bonds either due to future legislation or due to the failure of a public issuer of a bond (or private guarantor) to meet certain conditions imposed by various tax laws may have an adverse impact on the value of the units and the bonds held in the trust.

     o The financial condition of an issuer or an insurer of the bonds may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the primary offering period. There can be no assurance that any security contained in the trust will retain an investment-grade rating for the life of the trust.

     o The income generated by the trust may be reduced over time in response to bond sales, changes in distributions paid by issuers, unit redemptions and expenses.

     o Certain municipal bonds may be rated as investment-grade by only one rating agency. As a result, such split-rated securities may have more speculative characteristics and are subject to a greater risk of default than securities rated as investment-grade by more than one rating agency.

     o The trust may sell bonds to meet redemptions, to pay deferred sales fees and expenses, for credit issues and in other circumstances. Accordingly, the size, diversity, composition, returns and income generated by the trust may be adversely affected. In addition, such sales of bonds may be at a loss. If such sales are substantial enough, provisions of the trust's indenture could cause a complete and unexpected liquidation of the trust before its scheduled maturity, resulting in unanticipated losses for investors.

     o Certain of the bonds included in the trust may be original issue discount bonds or "zero coupon" bonds, as noted in "Trust Portfolio." These bonds may be subject to greater price fluctuations with changing interest rates and contain additional risks.

     o Inflation may lead to a decrease in the value of assets or income from investments.

     See "Investment Risks" for additional information.

                                     Taxes

     Under existing law, in the opinion of recognized bond counsel to the issuing governmental authorities, interest on the bonds in the trust is exempt from normal federal income taxes for U.S. investors. However, such income may be subject to the federal alternative minimum tax and state and local taxes. The trust may receive principal payments if bonds are sold or called, or mature. You will be subject to tax on any dividends attributable to gain realized by the trust on the disposition of bonds. A portion of the distributions may also be treated as ordinary dividends and be subject to normal federal income taxes.

     See "Tax Status" for further tax information.

                                 Distributions

     Holders of units will receive interest payments from the trust each month. The trust prorates the interest distributed on an annual basis. Annual interest distributions are expected to vary from year to year. Furthermore, investors may receive principal distributions from bonds being called or sold prior to their maturity or as bonds mature.

     Each unit of the trust at the Inception Date represents the fractional undivided interest in the principal amount of underlying bonds set forth in the "Trust Portfolio" and net income of the trust.

                                Market for Units

     The sponsor currently intends to repurchase units from unitholders who want to redeem their units. These redemptions will generally be at prices based upon the aggregate bid price of the underlying bonds, however, a unitholder will pay any remaining deferred sales fees upon the sale or redemption of units. The sponsor is not obligated to maintain a market and may stop doing so without prior notice for any business reason. If the sponsor stops repurchasing units, a unitholder may dispose of its units by redemption through The Bank of New York Mellon, which serves as the trustee of the trust (the "trustee"). The price received from the trustee by the unitholder for units being redeemed is generally based upon the aggregate bid price of the underlying bonds. Unitholders will be assessed any remaining deferred sales fees upon the sale or redemption of units.

     Until six months after the Inception Date or the end of the initial offering period, at the discretion of the sponsor, the price at which the trustee will redeem units and the price at which the sponsor may repurchase units generally includes estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

                               Who Should Invest

     You should consider this investment if:

     o You want to own a defined portfolio of long-term investment-grade municipal bonds;

     o    The trust is part of a longer-term investment strategy; and

     o    You are seeking capital preservation.

     You should not consider this investment if:

     o You are uncomfortable with the risks associated with a defined portfolio of long-term investment-grade municipal bonds; or

     o You are uncomfortable with the risks of an unmanaged investment in securities.

                               Fees and Expenses

     The amounts below are estimates of the direct and indirect expenses that you may incur for primary market purchases based on a $1,000 unit price. Actual expenses may vary.

                              Percentage
                               of Public
                               Offering     Amount
Investor Fees                  Price (1)   Per Unit
---------------------------   -----------  --------
Initial sales fee
  paid on purchase               0.00%      $ 0.00
Deferred sales fee (1)(2)        4.90        49.00
                              -------       ------
Maximum sales fee (1)            4.90%      $49.00
                              =======       ======
Estimated organization
   costs (3)                    $6.00
                              =======

                              Approximate
Annual Fund                   % of Public
Operating                       Offering    Amount
Expenses                        Price (4)  Per Unit
---------------------------   -----------  --------
Trustee's fee (5)(6)            0.092%      $ 0.92
Sponsor's supervisory fee (5)   0.030         0.30
Evaluator's fee (5)             0.035         0.35
Bookkeeping and
  administrative fee (5)        0.035         0.35
Estimated other trust
  operating expenses (7)        0.095         0.95
                              --------      ------
 Total                          0.287%      $ 2.87
                              =======       ======

(1) The deferred sales fee is a fixed dollar amount equaling $49.00 per unit. Because of this, the maximum sales fee, as a percentage of the Public Offering Price, will vary with changes in the Public Offering Price. Assuming a Public Offering Price of $1,000 per unit, the maximum sales fee will be 4.90% of the Public Offering Price per unit. If the price you pay for your units exceeds $1,000 per unit, the maximum sales fee will be less than 4.90% of the Public Offering Price. However, if the price you pay for your units is less than $1,000 per unit, the maximum sales fee will not exceed 4.90% of the Public Offering Price.

(2) The deferred sales fee will be deducted in four monthly installments commencing October 2011 and ending January 2012 (approximately $12.25 per unit on the last business day of each month). If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected. If you purchase units in the secondary market, your maximum sales fee will be 4.90% of the Public Offering Price and may consist of an initial sales fee and the amount of any remaining deferred sales fee payments. The initial sales fee, which you will pay at the time of purchase, is equal to the difference between 4.90% of the Public Offering Price and the maximum remaining deferred sales fee. If you purchase units after the last deferred sales fee payment has been assessed, your maximum sales fee will consist of a one-time sales charge of 4.90% of the Public Offering Price per unit.

(3) The estimated organization costs include the amount per unit paid by the trust at the end of the initial offering period or after six months, at the discretion of the sponsor.

(4) Based on a unit with a $1,000 per unit Public Offering Price as of the Inception Date.

(5) The trustee's fees and the sponsor's evaluation fee are based on the principal amount of the bonds in the trust on a monthly basis. Because such fees are based on the principal amount of the bonds in the trust, rather than the trust's net asset value, the fees will represent a greater percentage of the trust's net asset value if the bonds in the trust, on average, are valued below par. The sponsor's supervisory fee and the bookkeeping and administrative fee are based on the largest number of units in the trust at any time during that period. Because these fees are based on the largest number of units during a particular period, these fees will represent a greater percentage of the trust's net asset value as the number of units decrease during that period. The sponsor serves as the evaluator.

(6) During the first year the trustee may reduce its fee by a nominal amount that relates to the estimated interest to be earned prior to the expected delivery dates for the "when, as and if issued" or "delayed delivery" bonds. Should the interest exceed this amount, the trustee will reduce its fee up to its annual fee. After the first year, the trustee's fee will be the amount indicated above.

(7) The estimated trust operating expenses are based upon an estimated trust size of approximately $8 million. Because certain of the operating expenses are fixed amounts, if the trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees.


                                    Example

     This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that the trust's operating expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

1 year   $   579
3 years      637
5 years      701
10 years     888

     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any transaction fees paid by the trust or that broker-dealers may charge for processing redemption requests.


                                 Trust Portfolio

Guggenheim Defined Portfolios, Series 731
Guggenheim Long-Term National Municipal Trust, Series 3
As of the Inception Date, June 16, 2011
----------------------------------------------------------------------------------------------------------------------------
                                                                           1st Optional
Aggregate                                                                  Redemption                    Cost To
Principal   Issuer Name (1)                                                Provisions (2)        S&P (3) Portfolio (4)(5)(6)
----------------------------------------------------------------------------------------------------------------------------
            MUNICIPAL BONDS (100.00%)
$   300,000   City of Chicago, Illinois, General Obligation Bonds,
                Refunding Series 2009A (Assured Guaranty Insured)
                5.00% Due 1/1/2028                                         1/1/2020 @ 100        AA+     $   303,612
    300,000   Washington Convention Center Authority (Washington, D.C.)
                Senior Lien Dedicated Tax Revenue and Refunding Bonds,
                Series 2007A (AMBAC Insured)                               10/1/2016 @ 100
                4.50% Due 10/1/2030 (9) *                                  10/1/2027 @ 100 S.F.  A           278,580
    300,000   Development Authority of Bulloch County, Georgia, Student
                Housing Revenue Bonds (Georgia Southern University
                Housing Foundation Five, LLC Project) Series 2011
                (Assured Guaranty Insured)                                 7/1/2021 @ 100
                4.875% Due 7/1/2031 (8) *                                  7/1/2030 @ 100 S.F.   NR          300,153
    300,000   Metropolitan Transportation Authority, Transportation
                Revenue Bonds, Series 2005B                                11/15/2015 @ 100
                5.00% Due 11/15/2031                                       11/15/2030 @ 100 S.F. A           304,347
    355,000   New Orleans Aviation Board, Louisiana, Revenue Bonds
                (Passenger Facility Charge Projects) Series 2007 AMT
                (Assured Guaranty Insured)                                 1/1/2018 @ 100
                5.25% Due 1/1/2032                                         1/1/2028 @ 100 S.F.   AA+         359,516
    300,000   Long Island Power Authority, New York, Electric System
                General Revenue Bonds, Series 2006F (National Insured)     11/1/2016 @ 100
                4.25% Due 5/1/2033 *                                       5/1/2030 @ 100 S.F.   A-          282,012
    300,000   District of Columbia (Washington, D.C.) General Obligations
                Bonds, Series 2007A (National/FGIC Insured)                6/1/2017 @ 100
                4.75% Due 6/1/2033                                         6/1/2032 @ 100 S.F.   A+          296,982
    300,000   State Public School Building Authority (Commonwealth of
                Pennsylvania) School Lease Revenue Bonds,
                (The School District of Philadelphia Project)
                Series 2006B
                5.00% Due 6/1/2033                                         12/1/2016 @ 100       AA+         299,838
    300,000   Washington Health Care Facilities Authority, Revenue
                Bonds, Series 2006C (Providence Health & Services)         3/19/2018 @ 102
                (Assured Guaranty Insured)                                 10/2/2019 @ 100
                5.25% Due 10/1/2033                                        10/1/2025 @ 100 S.F.  AA+         309,039
    300,000   Metropolitan Atlanta Rapid Transit Authority (Georgia) Sales
                Tax Revenue Bonds (Third Indenture Series) Refunding
                Series 2007B (Assured Guaranty Insured)                    7/1/2017 @ 100
                5.00% Due 7/1/2034                                         7/1/2033 @ 100 S.F.   AA+         307,350
    290,000   City of Portland, Oregon, General Airport Revenue Bonds,
                Series 2010 (Assured Guaranty Insured)                     1/1/2020 @ 100
                5.25% Due 1/1/2035                                         1/1/2031 @ 100 S.F.   AA+         300,518
    300,000   The Port Authority of New York and New Jersey (AMT)          12/1/2016 @ 100
                4.50% Due 12/1/2036 *                                      12/1/2035 @ 100 S.F.  AA+         275,901
    300,000   Industrial Development Authority of the City of Roanoke,
                Virginia, Hospital Revenue Bonds (Carilion Health
                System Obligated Group) Series 2005B (Assured
                Guaranty Insured)                                          7/1/2020 @ 100
                5.00% Due 7/1/2038                                         7/1/2031 @ 100 S.F.   AA+         297,324


                           Trust Portfolio (continued)

Guggenheim Defined Portfolios, Series 731
Guggenheim Long-Term National Municipal Trust, Series 3
As of the Inception Date, June 16, 2011
----------------------------------------------------------------------------------------------------------------------------
                                                                           1st Optional
Aggregate                                                                  Redemption                    Cost To
Principal   Issuer Name (1)                                                Provisions (2)        S&P (3) Portfolio (4)(5)(6)
----------------------------------------------------------------------------------------------------------------------------
            MUNICIPAL BONDS (continued)
$   300,000   East Side Union High School District (Santa Clara County,
                California) General Obligation Bonds, 2008 Election,       8/1/2016 @ 102
                Series A (Assured Guaranty Insured)                        8/1/2018 @ 100
                5.00% Due 8/1/2038                                         8/1/2034 @ 100 S.F.   AA+    $    297,303
    300,000   District of Columbia Water and Sewer Authority, Public
                Utility Subordinated Lien Revenue Bonds,
                Series 2007A (National/FGIC Insured)                       10/1/2017 @ 100
                5.00% Due 10/1/2038                                        10/1/2037 @ 100 S.F.  AA-         307,506
    300,000   Pine-Richland School District (Allegheny County,
                Pennsylvania) General Obligation Bonds,
                Series of 2010 (Assured Guaranty Insured)                  9/1/2020 @ 100
                5.00% Due 3/1/2039                                         3/1/2037 @ 100 S.F.   AA+         307,692
    300,000   Suffolk County Water Authority, New York, Water System
                Revenue Bonds, Series 2011 Refunding
                5.00% Due 6/1/2039 *                                       6/1/2021 @ 100        AA+         311,769
    300,000   Clark County, Nevada, Las Vegas-McCarran International
                Airport, Passenger Facility Charge Revenue Bonds,
                2010 Series A (Assured Guaranty Insured)                   1/1/2020 @ 100
                5.25% Due 7/1/2039                                         7/1/2035 @ 100 S.F.   AA+         302,991
    300,000   Washington Health Care Facilities Authority, Revenue Bonds,
                Series 2010A (Providence Health & Services)                4/1/2020 @ 100
                5.00% Due 10/1/2039 *                                      10/1/2033 @ 100 S.F.  AA          296,313
    300,000   Maryland Health and Higher Educational Facilities Authority,
                Revenue Bonds, The Johns Hopkins Health System
                Obligated Group Issue, Series 2010                         5/15/2020 @ 100
                5.00% Due 5/15/2040                                        5/15/2036 @ 100 S.F.  A+          308,469
    300,000   City of Long Beach, California, Senior Airport Revenue
                Bonds, Series 2010A                                        6/1/2020 @ 100
                5.00% Due 6/1/2040 (8) *                                   6/1/2031 @ 100 S.F.   NR          283,743
    300,000   Coweta County (Georgia) Water and Sewerage Authority,
                Revenue Bonds, Tax-Exempt Series 2010A (Assured
                Guaranty Insured)                                          6/1/2019 @ 100
                4.25% Due 6/1/2040                                         6/1/2033 @ 100 S.F.   AA+         274,281
    300,000   Development Authority of Cobb County, Georgia, Sports and
                Recreation Facilities Lease Revenue Bonds (KSU Sports
                and Recreation Park Real Estate Foundation, LLC
                Project) Series 2010A (Assured Guaranty Insured)           7/15/2020 @ 100
                5.00% Due 7/15/2040                                        7/15/2036 @ 100 S.F . AA+         303,855
    300,000   Oxnard Union High School District (Ventura County,
                California) General Obligation Bonds, 2004
                Election, Series A (Assured Guaranty Insured)              8/1/2020 @ 100
                5.00% Due 8/1/2040                                         8/1/2036 @ 100 S.F.   AA+         294,468
    305,000   Monterey Peninsula Unified School District (Monterey
                County, California) Election of 2010 General
                Obligation Bonds, Series A (Assured
                Guaranty Insured)                                          8/1/2021 @ 100
                5.75% Due 8/1/2041 *                                       8/1/2035 @ 100 S.F.   AA+         320,860


                           Trust Portfolio (continued)

Guggenheim Defined Portfolios, Series 731
Guggenheim Long-Term National Municipal Trust, Series 3
As of the Inception Date, June 16, 2011
----------------------------------------------------------------------------------------------------------------------------
                                                                           1st Optional
Aggregate                                                                  Redemption                    Cost To
Principal   Issuer Name (1)                                                Provisions (2)        S&P (3) Portfolio (4)(5)(6)
----------------------------------------------------------------------------------------------------------------------------
            MUNICIPAL BONDS (continued)
$   300,000   Miami-Dade County, Florida, Miami International Airport
                (Hub of the Americas) Aviation Revenue Bonds,
                Series 2008A (Assured Guaranty Insured) AMT                10/1/2018 @ 100
                5.50% Due 10/1/2041                                        10/1/2039 @ 100 S.F.  AA+    $    292,269
    300,000   Washington Health Care Facilities Authority, Revenue
                Bonds, Series 2008C (MulitCare Health System)
                (Assured Guaranty Insured)                                 8/15/2018 @ 100
                5.50% Due 8/15/2043                                        8/15/2039 @ 100 S.F.  AA+         307,587
-----------                                                                                             ------------
$ 8,150,000                                                                                             $  8,124,278
===========                                                                                             ============

The below footnotes only apply when noted.

(1) Bonds of these issuers are all represented by "regular way" or "when issued" contracts to purchase bonds. All contracts to purchase the bonds were entered into on June 13, 2011 and June 14, 2011. All contracts are expected to be settled prior to or on June 17, 2011.

(2) If applicable, this heading shows the year in which each issue of bonds is initially redeemable and the redemption price for that year unless otherwise indicated. Each such issue generally continues to be redeemable at declining prices thereafter, but not below par. "S.F." indicates a sinking fund has been or will be established with respect to an issue of bonds. In addition, certain bonds in the trust may be redeemed in whole or in part other than by operation of the stated optional call or sinking fund provisions under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such bonds. A sinking fund is a reserve fund accumulated over a period of time for the retirement of debt. A sinking fund may be estimated based upon various factors or may be mandatory.

     Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed bonds have an offering side valuation which represents a premium over par. To the extent that the bonds were deposited in the trust at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared with the original Public Offering Price of the units. Conversely, to the extent that the bonds were acquired at a price lower than the redemption price, this will represent an increase in capital when compared with the original Public Offering Price of the units. Distributions generally will be reduced by the amount of the income which would otherwise have been paid with respect to redeemed bonds and there will be distributed to unitholders the principal amount and any premium received on such redemption. The estimated current return in this event may be affected by such redemptions. The tax effect on unitholders of such redemptions and resultant distributions is described in the section entitled "Tax Status."

(3) The Standard & Poor's municipal bond ratings are a current assessment of the creditworthiness of an obligor with respect to a specific obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers or lessees. The bond rating is not a recommendation to purchase, sell or hold a bond, inasmuch as it does not comment as to market price or suitability for a particular investor. A brief description of the rating symbols and their meanings is set forth under "Description of Bond Ratings."

(4) See Note (1) to "Statement of Financial Condition" regarding cost of bonds. The prices used to determine the Cost to Portfolio were determined as of the open of trading on the Inception Date. The sponsor is responsible for initially acquiring the bonds that it selects for the trust and will deliver the bonds or arrange for the delivery of the bonds to the trust on the Inception Date at a price determined by the evaluator based upon the "offered side" prices provided by Standard & Poor's Securities Evaluations, an independent, industry-recognized bond pricing service. The sponsor may acquire bonds from Guggenheim Capital Markets, LLC, a subsidiary of Guggenheim Partners, LLC and affiliate of the sponsor, and GPAM, who may accumulate such bonds at the request of the sponsor. The offering prices are greater than the current bid prices of the bonds which are the basis on which redemption price per unit is determined for purposes of redemption of units (see the first paragraphs under "Public Offering--Offering Price" and "How to Sell Your Units--Redemption--Computation of Redemption Price Per Unit"). The cost to sponsor and the resulting profit or loss to sponsor may include the gain or loss on certain futures contracts entered into by the sponsor in an effort to hedge the impact of interest rate fluctuations on the value of certain of the bonds. Other information regarding the bonds is as follows:


                Cost to Sponsor           Profit (Loss) to Sponsor
                (on the deposit               (on the deposit
                 of the bonds)                  of the bonds)
                ---------------           ------------------------
                  $8,062,637                      $61,641


(5)  Estimated annual interest income to the trust is $387,319 (unaudited).

(6) In accordance with Accounting Standards Codification 820, "Fair Value Measurements and Disclosures" ("ASC 820"), fair value is defined as the price that the trust would receive upon selling an investment in a orderly transaction to an independent buyer in the principal or most advantageous market of the investment. ASC 820 established a three-tier hierarchy to maximize the use of the observable market data and minimize the use of unobservable inputs and to establish classification of the fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including the technique or pricing model used to measure fair value and the risk inherent in the inputs to the valuation technique. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances. The three-tier hierarchy of inputs is summarized in the three broad levels. Level 1 which represents quoted prices in active markets for identical investments. Level 2 which represents fair value based on other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risks, etc.). Level 3 which represents fair value based on significant unobservable inputs (including the trust's own assumptions in determining the fair value of investments). At the Inception Date, all of the trust's investments are classified as Level 2 as the securities are transacted through a dealer network.

(7) This bond has a "make whole" call option and is redeemable in whole or in part at any time at the option of the issuer at a redemption price that is generally equal to the sum of the principal amount of the bonds, a "make whole" amount, and any accrued and unpaid interest to the date of redemption. The "make whole" amount is generally equal to the excess, if any, of (i) the aggregate present value as of the date of redemption of principal being redeemed and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable if redemption had not been made, determined by discounting the remaining principal and interest at a specified rate (which varies from bond to bond and is generally equal to an average of yields on U.S. Treasury obligations with maturities corresponding to the remaining life of the bond plus a premium rate) from the dates on which the principal and interest would have been payable if the redemption had not been made, over (ii) the aggregate principal amount of the bonds being redeemed. In addition, the bonds may also be subject to redemption without premium at any time pursuant to extraordinary optional or mandatory redemptions if certain events occur.

(8) This security is rated investment-grade quality by a nationally recognized statistical rating organization other than Standard & Poor's.

(9) This bond is covered by insurance issued by Ambac Assured Corporation ("AMBAC"). On November 8, 2010 Ambac Financial Group, Inc., the holding company of AMBAC, announced that it had filed for Chapter 11 bankruptcy protection. The impact that this event may have on the ability of AMBAC to guarantee timely payment of principal and interests on these bonds when they fall due in not known at this time.

* This security was issued at an original discount. See "Investment Risks" for additional information.



================================================================================
UNDERSTANDING YOUR INVESTMENT

                                   The Trust

     Organization. The trust is one of a series of similar but separate unit investment trusts created under the laws of the State of New York by a Trust Indenture and Agreement (the "Trust Agreement"). The Trust Agreement is dated as of the Inception Date and is between Guggenheim Funds Distributors, Inc., as sponsor and as evaluator ("evaluator"), and The Bank of New York Mellon, as trustee. The evaluator determines the value of the bonds held in the trust generally based upon prices provided by a pricing service. On the Inception Date, the sponsor deposited bonds, contracts and/or funds (represented by cash or a certified check(s) and/or an irrevocable letter(s) of credit issued by a major commercial bank) for the purchase of certain interest-bearing obligations. After the deposit of the bonds and the creation of the trust, the trustee delivered to the sponsor the units (the "units") comprising the ownership of the trust. These units are now being offered pursuant to this prospectus.

     Units. Each unit represents the fractional undivided interest in the principal and net income of the trust. If any units of the trust are redeemed after the Inception Date, the fractional undivided interest in the trust represented by each unredeemed unit will increase. Units will remain outstanding until redeemed or until the termination of the Trust Agreement for the related trust.

                                Public Offering

     Offering Price. The sponsor will serve as the trust's principal underwriter. The price of the units of the trust as of the Inception Date was determined by adding to the evaluator's determination of the aggregate offering price of the bonds per unit, based upon prices provided by Standard & Poor's Securities Evaluations, cash and other net assets in the portfolio, and a pro rata portion of estimated organization costs. Included within the Public Offering Price is also a sales charge. During the initial public offering period, for sales of at least $100,000 or 100 units investors will be entitled to a volume discount from the sales charge as described below. For units purchased during the initial offering period, the sales charge will be deferred. For purchases settling after the First Settlement Date, a proportionate share of accrued and undistributed interest on the bonds at the date of delivery of the units to the purchaser is also added to the Public Offering Price. However, after the initial offering period or six months after the Inception Date, at the discretion of the sponsor, the Public Offering Price of the units will not include a pro rata portion of estimated organizational costs.

     During the initial offering period the aggregate offering price of the bonds in the trust is determined by the evaluator. To determine such prices, the evaluator utilizes prices received from Standard & Poor's Securities Evaluations. Standard & Poor's Securities Evaluations determines such offering prices (1) on the basis of current offering prices for the bonds, (2) if offering prices are not available for any bonds, on the basis of current offering prices for comparable bonds, (3) by making an appraisal of the value of the bonds on the basis of offering prices in the market, or (4) by any combination of the above. On or after the Inception Date, such determinations are made each business day during the initial public offering period as of the Evaluation Time set forth in "Essential Information," effective for all sales made subsequent to the last preceding determination. For information relating to the calculation of the redemption price, which is based upon the aggregate bid price of the underlying bonds and which is expected to be less than the aggregate offering price, see "How to Sell Your Units--Redemption."

     Organization Costs. During the initial offering period, part of your purchase price includes a per unit amount sufficient to reimburse us for some or all of the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, legal fees, federal and state registration fees, and the initial fees and expenses of the trustee. Cash has been deposited in the trust for purposes of the payment of organization costs. Organization costs will not exceed the estimate set forth under "Fees and Expenses."

     Deferred Sales Fee. You pay a sales fee when you buy units. In the primary market, the transactional sales fee for the trust typically has only a deferred component and is a fixed-dollar amount of $49.00 per unit which, as a percentage of the Public Offering Price, will vary over time. At a Public Offering Price of $1,000 per unit, the deferred sales fee will be 4.90% of the Public Offering Price per unit. If the price you pay for your units exceeds $1,000 per unit, the deferred sales fee will be less than 4.90% . However, if the price you pay for your units is less than $1,000 per unit, the deferred sales fee will not exceed 4.90% . You pay any remaining deferred sales fee when you sell or redeem units. The trust may sell securities to meet the trust's obligations with respect to the deferred sales fee. Thus, no assurance can be given that the trust will retain its present size and composition for any length of time.

     In limited circumstances and only if deemed in the best interests of unitholders, the sponsor may delay the payment of the deferred sales fee from the dates listed under "Fees and Expenses."

     Initial Sales Fee. Typically, the trust does not charge an initial sales fee. However, if you purchase units of the trust in the secondary market, your maximum sales fee will be 4.90% of the Public Offering Price per unit and may consist of an initial sales fee and the amount of any remaining deferred sales fee payments. The initial sales fee, which you will pay at the time of purchase, is equal to the difference between 4.90% of the Public Offering Price per unit and the remaining deferred sales fee. If you purchase units after the last deferred sales fee payment has been assessed, your maximum sales fee will consist of a one-time sales fee of 4.90% of the Public Offering Price per unit.

     Reducing Your Sales Fee. We offer a variety of ways for you to reduce the maximum sales fee you pay. It is your financial professional's responsibility to alert us of any discount when you order units. Since the deferred sales fee is a fixed dollar amount per unit, your trust must charge the deferred sales fee per unit regardless of any discounts. However, when you purchase units of your trust, if you are eligible to receive a discount such that your total maximum sales fee is less than the fixed dollar amount of the deferred sales fee the sponsor will credit you the difference between your maximum sales fee and the deferred sales fee at the time you buy units by providing you with additional units.

     Large Purchases. During the primary offering period, you can reduce your maximum sales fee by increasing the size of your investment.

     Investors who make large purchases during the primary offering period are entitled to the following sales charge reductions:

                    Sales Charge
                     Reductions
Purchase Amount      (Per Unit)
-------------------  -----------
Less than 100 units    $ 0.00
100 - 249 units          4.00
250 - 499 units          6.00
500 - 999 units         14.00
1,000 or more units     19.00

     The quantity discount levels also apply on a dollar basis using a $1,000 unit equivalent. For example, if you purchase between $250,000 and $499,999, your sales charge reduction per unit will be $6.00.

     You may aggregate unit purchases of any Guggenheim Funds trust by the same person on any single day from any one broker-dealer to qualify for a purchase level. You can include these purchases as your own for purposes of this aggregation:

     o    purchases by your spouse or minor children, and

     o    purchases by your trust estate or fiduciary accounts.

     The discounts described above apply only during the primary offering period. There can be no assurance that the sponsor will create future trusts with investment strategies similar to your trust or that may fit within your investment parameters.

     Advisory and Fee Accounts. We reduce your sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" is imposed (a "Fee Account"). If you purchase units for a Fee Account, you will pay the Public Offering Price less the maximum applicable concession the sponsor typically allows to broker-dealers for non-breakpoint trades.

     This discount applies during the initial offering period. Your financial professional may purchase units with the Fee Account CUSIP numbers to facilitate purchases under this discount, however, we do not require that you buy units with these CUSIP numbers to qualify for the discount. If you purchase units with these special CUSIP numbers, you should be aware that you may receive cash distributions. We reserve the right to limit or deny purchases of units with this discount by investors whose frequent trading activity we determine to be detrimental to your trust. See "Rights of Unitholders--Expenses and Fees" in this prospectus.

     Exchange or Rollover Option. If you are buying units of your trust in the primary market with redemption or termination proceeds from any other Guggenheim Funds unit trust, you may purchase units with a reduction of $10 per unit from the maximum Public Offering Price, which will include a deferred sales fee. You may also buy units with this reduced sales fee if you are purchasing units in the primary market with (1) the termination proceeds from a non-Guggenheim Funds unit trust, or (2) the redemption proceeds from a non-Guggenheim Funds trust if such trust is scheduled to terminate within 30 days of redemption. To qualify for this sales charge reduction, the termination or redemption proceeds being used to purchase units of the trust must be no more than 30 days old. Such purchases entitled to this sales charge reduction may be classified as "Rollover Purchases." An exchange or rollover is generally treated as a sale for federal income tax purposes. See "Tax Status" and "Rights of Unitholders--Expenses and Fees" in this prospectus.

     Employees. We do not charge the portion of the sales fee that we would normally pay to your financial professional for purchases made by officers, directors and employees and their family members (spouses, children and parents) of Guggenheim Funds and its affiliates, or by registered representatives of selling firms and their family members (spouses, children and parents). You pay only the portion of the fee that the sponsor retains. This discount applies during the initial offering period. Only those broker-dealers that allow their employees to participate in employee discount programs will be eligible for this discount.

     Distribution of Units. We sell units to the public through broker-dealers and other firms. We pay part of the sales fee you pay to these distribution firms when they sell units. For units sold during the primary offering period, the distribution fee paid for a given transaction is as follows:

Purchase Amount/    Concession
Form of Purchase     per Unit
------------------  ----------
Less than 100 units   $35.00
100 - 249 units        33.00
250 - 499 units        32.00
500 - 999 units        25.00
1,000 or more units    20.00
Rollover Purchases     25.00

     The distribution fee levels also apply on a dollar basis using a $1,000 unit equivalent. For example, if you sell between $250,000 and $499,999, your concession per unit will be $32.00.

     We apply these amounts at the time of the transaction. Firms that are serving as underwriters are entitled to additional compensation as described in "Underwriting Concessions" below. For secondary market sales, the dealer concession will be 80% of the applicable sales charge.

     Broker-dealers and other firms that sell units of certain Guggenheim Funds unit trusts are eligible to receive additional compensation for volume sales. Such payments will be in addition to the regular concessions paid to dealer firms as set forth in the applicable trust's prospectus. The additional payments will be as follows:

Primary Offering             Additional
Period Sales During            Volume
Calendar Quarter             Concession
---------------------------  ----------
$0 but less than $10 million    0.000%
$10 million but
  less than $25 million         0.075
$25 million but
  less than $50 million         0.100
$50 million or more             0.125

     Eligible unit trusts include all Guggenheim Funds unit trusts sold in the primary market. Redemptions of units during the primary offering period will reduce the amount of units used to calculate the volume concessions. In addition, dealer firms will not receive volume concessions on the sale of units which are not subject to a transactional sales fee. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions.

     Underwriters other than the sponsor will sell units of the trust to other broker-dealers and selling agents at the Public Offering Price per unit less a concession or agency commission not in excess of the underwriter concession allowed to the underwriters by the sponsor as described in "Underwriting Concessions" below.

     Guggenheim Funds reserves the right to modify or terminate the volume concession program at any time. The sponsor may also pay to certain dealers an administrative fee for information or service used in connection with the distribution of trust units. Such amounts will be in addition to any concessions received for the sale of units.

     In addition to the concessions described above, the sponsor may pay additional compensation out of its own assets to broker-dealers that meet certain sales targets and that have agreed to provide services relating to the trust to their customers.

     Other Compensation and Benefits to Broker-Dealers. The sponsor, at its own expense and out of its own profits, may provide additional compensation and benefits to broker-dealers who sell shares of units of this trust and other Guggenheim Funds products. This compensation is intended to result in additional sales of Guggenheim Funds products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of Guggenheim Funds products by the intermediary or its agents, the placing of Guggenheim Funds products on a preferred or recommended product list, access to an intermediary's personnel, and other factors.

     The sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the sponsor's products. The sponsor may make such payments to many intermediaries that sell Guggenheim Funds products. The sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing trading or purchasing trading systems to process unit trades.

     Payments of such additional compensation, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a Guggenheim Funds product, including your trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your units.

     We generally register units for sale in various states in the United States. We do not register units for sale in any foreign country. It is your financial professional's responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

     We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units in the amounts set forth in the "Trust Portfolio."

     Additional Units. After your trust is created, additional units of the trust may be issued by depositing in the trust bonds and/or cash (or a bank letter of credit in lieu of cash) with instructions to purchase bonds, contracts to purchase bonds or additional bonds.

                            Underwriting Concessions

     The sponsor has entered into an Agreement Among Underwriters pursuant to which it shall serve as the principal underwriter for units of the trust. The Agreement Among Underwriters provides that a public offering of the units of the trust will be made at the Public Offering Price described in the prospectus. Units may also be sold to or through dealers and other selling agents during the initial offering period and in the secondary market at prices representing a concession as described in "Public Offering--Distribution of Units."

     In lieu of the concessions provided in "Public Offering--Distribution of Units," the entities that have executed the Agreement Among Underwriters and acquired at least 500 units of the trust from the sponsor on the first day units are sold publicly (the "Underwriters") will receive from the sponsor the maximum dealer concession contained in the following table:

                     Maximum
                      Dealer
                    Concession
Purchase Amount     (Per Unit)
------------------  ----------
Less than 500 units   $35.00
500 - 999 units        36.00
1,000 - 1,999 units    37.00
2,000 - 2,999 units    38.00
3,000 - 4,999 units    40.00
5,000 or more units    42.00

     The dealer concession levels also apply on a dollar basis using a $1,000 unit equivalent. For example, if you underwrite between $500,000 and $999,999, your concession per unit will be $36.00.

     Following the first day that units are sold publicly, Underwriters that sell 499 units or less in units of the trust on a given day will be entitled to a maximum dealer concession of $35.00 per unit, and Underwriters that sell at least 500 units on a given day will be entitled to a maximum dealer concession per unit equal to the amount received for sales occurring on the first day units are sold publicly.

     The dealer concessions provided above represent the maximum compensation available for dealer firms for non-breakpoint trades. For breakpoint trades by investors, the compensation received by dealer firms for a given transaction will be reduced by the amount of the sales charge reduction provided to the investor purchasing units. (See "Public Offering--Large Purchases" in the prospectus for the Sales Charge Reductions schedule.)

     In addition to any other benefits, the sponsor will share with the Underwriters, on a pro rata basis, 50% of the net gain, if any, represented by the difference between the sponsor's cost of the securities in connection with their acquisition (including the cost of insurance obtained by the sponsor prior to the Inception Date for individual securities, if any, and including the effects of portfolio hedging gains and losses and portfolio hedging transaction costs, if any) and the aggregate offering price thereof on the Inception Date (the "acquisition profit") less a charge for acquiring the bonds in the portfolio and for the sponsor maintaining a secondary market for the units. For purposes of determining the acquisition profit, the sponsor will utilize the prices of the bonds derived from Standard & Poor's Securities Evaluations. All units created by the sponsor on the Inception Date will be eligible for the purpose of determining the acquisition profit. Dealers who are Underwriters will be eligible for a portion of such acquisition profit, if any.


                Underwriting
                                     Number
Name and Address                    of Units
--------------------               ----------
Underwriter:                          8,125
SWS Securities
1201 Elm Street, Suite 4300
Dallas, Texas  75270

Total:                                8,125


     Sponsor's and Dealers' Profits. As set forth under "Public Offering-- Offering Price," the sponsor and the dealers will receive gross commissions equal to the specified percentages of the Public Offering Price of the units of the trust.

     Also, any difference between the sponsor's cost to purchase the securities and the price at which it sells them to the trust is considered profit or loss. In offering units of the trust the sponsor and dealers will also realize profits or sustain losses in the amount of any difference between the price at which they acquire or buy units and the price at which they resell or redeem such units and to the extent they earn sales charges on purchases.

                                Investment Risks

     All investments involve risk. This section describes the main risks that can impact the value of the bonds in your trust. You should understand these risks before you invest. You could lose some or all of your investment in the trust. Recently, securities markets have experienced significant volatility. If the value of the bonds falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

     Failure of Issuers or Insurers to Pay Interest and/or Principal. The primary risk associated with an investment in bonds is that the issuer or insurer of a bond may default on principal and/or interest payments when due on the bond. Such a default would have the effect of lessening the income generated by the trust and/or the value of the bonds and the trust's units. The bond ratings assigned by major rating organizations are an indication of the issuer's ability to make interest and principal payments when due on its bonds. Subsequent to the Inception Date the rating assigned to a bond may decline. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any bond or responsible for a decline in the rating of any bond in the portfolio.

     Current economic conditions risk. The U.S. economy's recession began in December 2007. This recession began with problems in the housing and credit markets, many of which were caused by defaults on "subprime" mortgages and mortgage-backed securities, eventually leading to the failures of some large financial institutions. Economic activity declined across all sectors of the economy, and the United States experienced increased unemployment. The economic crisis affected the global economy with European and Asian markets also suffering historic losses. Due to the current state of uncertainty in the economy, the value of the securities held by the trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. Extraordinary steps have been taken by the governments of several leading economic countries to combat the economic crisis; however, the impact of these measures is not yet fully known and cannot be predicted.

     Market Risk. Market risk is the risk that the value of the bonds in the trust will fluctuate. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a bonds' issuer, perceptions of the issuer, ratings on a bond, or political or economic events affecting the issuer. Because the trust is not managed, the trustee will not sell bonds in response to or in anticipation of market fluctuations, as is common in managed investments.

     Income Risk. The income from the trust's portfolio may decline for a variety of reasons including, but not limited to, falling market interest rates, bonds that are sold from the trust's portfolio and increased expenses.

     Price Volatility of Fixed-Rate Bonds. An investment in units of the trust should be made with an understanding of the risks entailed in investments in fixed-rate bonds, including the risk that the value of such bonds (and, therefore, of the units) will decline with increases in interest rates. Inflation and the overall economy are two of the major factors, among others, which contribute to fluctuations in interest rates and the values of fixed-rate bonds. Bonds are also subject to the risk that their values may decline if the issuer's financial condition worsens or if perceptions of the issuer's financial condition change.

     Original Issue Discount Bonds and Zero Coupon Bonds. Certain of the bonds in the trust may be original issue discount bonds and/or zero coupon bonds. Original issue discount bonds are bonds originally issued at less than the market interest rate.

     Zero coupon bonds are original issue discount bonds that do not provide for the payment of any current interest. Zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than bonds of comparable quality that pay current income.

     Original issue discount bonds typically pay a lower interest rate than comparable bonds that were issued at or above their par value. Under current law, the original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the bonds, is deemed to accrue on a daily basis and the accrued portion is treated as tax-exempt interest income for federal income tax purposes. The trust may also pay a premium when it buys a bond, even a bond issued with original issue discount. The trust may be required to amortize the premium over the term of the bond and reduce its basis for the bond even though it does not get any deduction for the amortization. Therefore, sometimes the trust may have a taxable gain when it sells a bond for an amount equal to or less than its original tax basis.

     On sale or redemption, unitholders may receive ordinary income dividends from the trust if the trust sells or redeems bonds that were acquired at a market discount, or sells bonds at a short-term capital gain. In general, the Internal Revenue Service will treat bonds as market discount bonds when the cost of the bond, plus any original issue discount that has not yet accrued, is less than the amount due to be paid at the maturity of the bond. Any gain realized that is in excess of the earned portion of original issue discount will be taxable as capital gain unless the gain is attributable to market discount in which case the accretion of market discount is taxable as ordinary income.

     The current value of an original issue discount bond reflects the present value of its stated redemption price at maturity. In a stable interest rate environment, the market value of these bonds tends to increase more slowly in early years and greater increments as the bonds approach maturity. The issuers of these bonds may be able to call or redeem a bond before its stated maturity date and at a price less than the bond's par value.

     "When Issued" and "Delayed Delivery" Bonds. Certain bonds in the trust may have been purchased by the sponsor on a "when issued" basis. Bonds purchased on a "when issued" basis have not yet been issued by the issuer on the Inception Date (although such issuer had committed to issue such bonds). In the case of these and/or certain other bonds, the delivery of the bonds may be delayed ("delayed delivery") or may not occur. The effect of the trust containing "delayed delivery" or "when issued" bonds is that unitholders who purchased their units prior to the date such bonds are actually delivered to the trustee may have to make a downward adjustment in the tax basis of their units. Such downward adjustment may be necessary to account for interest accruing on such "when issued" or "delayed delivery" bonds during the time between their purchase of units and delivery of such bonds to the trust.

     Redemption or Sale Prior to Maturity. Certain of the bonds in the portfolio of the trust may be called prior to their stated maturity date pursuant to sinking fund or call provisions. A call provision is more likely to be exercised by an issuer when the offering price valuation of a bond is higher than its call price. Such price valuation is likely to be higher in periods of declining interest rates. Certain of the bonds may be sold or otherwise mature. In such cases, the proceeds from such events will be distributed to unitholders. The sponsor may also direct the trustee to sell certain securities held by the trust to meet the trust's obligations with respect to the deferred sales fee and expenses. Thus, no assurance can be given that the trust will retain for any length of time its present size and composition.

     The trust may contain bonds that have "make whole" call options that generally cause the bonds to be redeemable at any time at a designated price. Such bonds are generally more likely to be subject to early redemption and may result in the reduction of income received by the trust and the early termination of the trust.

     To the extent that a bond was deposited in the trust at a price higher than the price at which it is redeemable, or at a price higher than the price at which it is sold, a sale or redemption will result in a loss in the value of units. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to sold or redeemed bonds. The Estimated Current Return and Estimated Long-Term Return of the Units may be adversely affected by such sales or redemptions.

     Market Discount. The portfolio of the trust may consist of some bonds whose current market values were below principal value on the Inception Date. A primary reason for the market value of such bonds being less than principal value at maturity is that the interest rate of such bonds is at lower rates than the current market interest rate for comparably rated bonds. Bonds selling at market discounts tend to increase in market value as they approach maturity. A market discount tax-exempt bond held to maturity will have a larger portion of its total return in the form of taxable ordinary income and less in the form of tax-exempt income than a comparable bond bearing interest at current market rates. Because the trust is not actively managed, the trustee will not sell bonds in response to or in anticipation of market discounts or fluctuations.

     Failure of a Contract to Purchase Bonds and Substitution of Bonds. In the event of a failure to deliver any bond that has been purchased for the trust under a contract ("failed bonds"), the sponsor is authorized to purchase other bonds ("replacement bonds"). The trustee shall pay for replacement bonds out of funds held in connection with the failed bonds and will accept delivery of such bonds to make up the original principal of the trust. The replacement bonds must be purchased within 20 days after delivery of the notice of the failed contract, and the purchase price (exclusive of accrued interest) may not exceed the principal attributable to the failed bonds. Whenever a replacement bond has been acquired for the trust, the trustee shall, within five days thereafter, notify all unitholders of the trust of the acquisition of the replacement bond and shall, on the next distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the trust of the failed bond exceeded the cost of the replacement bond. In addition, a replacement bond must (at the time of purchase):

     o    be a federally tax-exempt bond;

     o have a fixed maturity or disposition date comparable to that of the failed bond it replaces;

     o be purchased at a price that results in a yield to maturity and in a current return which is approximately equivalent to the yield to maturity and current return of the failed bond which it replaces; and

     o be rated at least in the category of BBB or Baa by a major rating organization.

     If the right of limited substitution described above shall not be used to acquire replacement bonds in the event of a failed contract, the sponsor will refund the sales charge attributable to such failed bonds to all unitholders of the trust, and distribute the principal attributable to such failed bonds on the next monthly distribution date which is more than 30 days thereafter. In the event a replacement bond is not acquired by the trust, the Estimated Net Annual Interest Income per unit for the trust would be reduced and the Estimated Current Return thereon might be lowered.

     Risk Inherent in an Investment in Different Types of Bonds. Concentration Risk. The trust may contain or be concentrated in one or more of the classifications of bonds referred to below. A trust is considered to be "concentrated" in a particular category when the bonds in that category constitute 25% or more of the aggregate value of the portfolio. This makes a trust less diversified and subject to more market risk. An investment in units of the trust should be made with an understanding of the risks that these investments may entail, certain of which are described below.

     General Obligation Bonds. Certain of the bonds in the portfolio may be general obligations of a governmental entity that are secured by the taxing power of the entity. General obligation bonds are backed by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. The taxing power of any governmental entity may be limited, however, by provisions of state constitutions or laws. An entity's credit will depend on many factors: tax base, reliance on federal or state aid, and factors which are beyond the entity's control.

     Appropriations Bonds. Certain bonds in the trust may be bonds that are, in whole or in part, subject to and dependent upon either the governmental entity making appropriations from time to time or the continued existence of special temporary taxes which require legislative action for their reimposition. The availability of any appropriation is subject to the willingness or ability of the governmental entity to continue to make such special appropriations or to reimpose such special taxes. The obligation to make lease payments exists only to the extent of the monies available to the governmental entity therefor, and no liability is incurred by the governmental entity beyond the monies so appropriated. Once an annual appropriation is made, the governmental entity's obligation to make lease rental payments is absolute and unconditional regardless of any circumstances or occurrences which might arise. In the event of non-appropriation, certificateholders' or bondowners' sole remedy (absent credit enhancement) generally is limited to repossession of the collateral for resale or releasing. In the event of non-appropriation, the sponsor may instruct the trustee to sell such bonds.

     Industrial Development Revenue Bonds ("IDRs"). IDRs, including pollution control revenue bonds, are tax-exempt bonds issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various projects. These projects are usually operated by corporate entities. IDRs are not general obligations of governmental entities backed by their taxing power. Issuers are only obligated to pay amounts due on the IDRs to the extent that funds are available from the unexpended proceeds of the IDRs or receipts or revenues of the issuer. Payment of IDRs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Such corporate operators or guarantors that are industrial companies may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry.

     Hospital and Health Care Facility Bonds. The ability of hospitals and other health care facilities to meet their obligations with respect to revenue bonds issued on their behalf is dependent on various factors. Some such factors are the level of payments received from private third-party payors and government programs and the cost of providing health care services. There can be no assurance that payments under governmental programs will remain at levels comparable to present levels or will be sufficient to cover the costs associated with their bonds. It also may be necessary for a hospital or other health care facility to incur substantial capital expenditures or increased operating expenses to effect changes in its facilities, equipment, personnel and services. Hospitals and other health care facilities are additionally subject to claims and legal actions by patients and others in the ordinary course of business. There can be no assurance that a claim will not exceed the insurance coverage of a health care facility or that insurance coverage will be available to a facility.

     Housing Bonds. Multi-family housing revenue bonds and single family mortgage revenue bonds are state and local housing issues that have been issued to provide financing for various housing projects. Multi-family housing revenue bonds are payable primarily from mortgage loans to housing projects for low to moderate income families. Single family mortgage revenue bonds are issued for the purpose of acquiring notes secured by mortgages on residences. The ability of housing issuers to make debt service payments on their obligations may be affected by various economic and non-economic factors. Such factors include: occupancy levels, adequate rental income in multi-family projects, the rate of default on mortgage loans underlying single family issues and the ability of mortgage insurers to pay claims. All single family mortgage revenue bonds and certain multifamily housing revenue bonds are prepayable over the life of the underlying mortgage or mortgage pool. Therefore, the average life of housing obligations cannot be determined. However, the average life of these obligations will ordinarily be less than their stated maturities. Mortgage loans are frequently partially or completely prepaid prior to their final stated maturities. To the extent that these obligations were valued at a premium when a unitholder purchased units, any prepayment at par would result in a loss of capital to the unitholder and reduce the amount of income that would otherwise have been paid to unitholders.

     Power Bonds. The ability of utilities to meet their obligations with respect to bonds they issue is dependent on various factors. These factors include the rates they may charge their customers, the demand for a utility's services and the cost of providing those services. Utilities may also be subject to extensive regulations relating to the rates which they may charge customers. Utilities can experience regulatory, political and consumer resistance to rate increases. Utilities engaged in long-term capital projects are especially sensitive to regulatory lags in granting rate increases. Utilities are additionally subject to increased costs due to governmental environmental regulation and decreased profits due to increasing competition. Any difficulty in obtaining timely and adequate rate increases could adversely affect a utility's results of operations. The sponsor cannot predict at this time the ultimate effect of such factors on the ability of any issuers to meet their obligations with respect to bonds.

     Water and Sewer Revenue Bonds. Water and sewer bonds are generally payable from user fees. The ability of state and local water and sewer authorities to meet their obligations may be affected by a number of factors. Some such factors are the failure of municipalities to utilize fully the facilities constructed by these authorities, declines in revenue from user charges, the possible inability to obtain rate increases, rising construction and maintenance costs, impact of environmental requirements, the difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs, the impact of "no growth" zoning ordinances and the continued availability of federal and state financial assistance and of municipal bond insurance for future bond issues.

     Education, University and College Bonds. The ability of educational institutions, including universities and colleges, to meet their obligations is dependent upon various factors. Some of these factors include the size and diversity of their sources of revenues, enrollment, reputation, management expertise, the availability and restrictions on the use of endowments and other funds, the quality and maintenance costs of campus facilities. Also, in the case of public institutions, the financial condition of the relevant state or other governmental entity and its policies with respect to education may affect an institution's ability to make payment on its own.

     Lease Rental Bonds. Lease rental bonds are predominantly issued by governmental authorities that have no taxing power or other means of directly raising revenues. Rather, the authorities are financing vehicles created solely for the construction of buildings or the purchase of equipment that will be used by a state or local government. Thus, the bonds are subject to the ability and willingness of the lessee government to meet its lease rental payments which include debt service on the bonds. Lease rental bonds are subject to the risk that the lessee government is not legally obligated to budget and appropriate for the rental payments beyond the current fiscal year. These bonds are also subject to the risk of abatement in many states as rental bonds cease in the event that damage, destruction or condemnation of the project prevents its use by the lessee. Also, in the event of default by the lessee government, there may be significant legal and/or practical difficulties involved in the reletting or sale of the project.

     Capital Improvement Facility Bonds. The portfolio of the trust may contain bonds which are in the capital improvement facilities category. Capital improvement bonds are bonds issued to provide funds to assist political subdivisions or agencies of a state through acquisition of the underlying debt of a state or local political subdivision or agency. The risks of an investment in such bonds include the risk of possible prepayment or failure of payment of proceeds on and default of the underlying debt.

     Solid Waste Disposal Bonds. Bonds issued for solid waste disposal facilities are generally payable from tipping fees and from revenues that may be earned by the facility on the sale of electrical energy generated in the combustion of waste products. The ability of solid waste disposal facilities to meet their obligations depends upon the continued use of the facility, the successful and efficient operation of the facility and, in the case of waste-to-energy facilities, the continued ability of the facility to generate electricity on a commercial basis. Also, increasing environmental regulation of the federal, state and local level has a significant impact on waste disposal facilities. While regulation requires most waste producers to use waste disposal facilities, it also imposes significant costs on the facilities.

     Moral Obligation Bonds. The trust may also include "moral obligation" bonds. If an issuer of moral obligation bonds is unable to meet its obligations, the repayment of the bonds becomes a moral commitment but not a legal obligation of the state or municipality in question. Thus, such a commitment generally requires appropriation by the state legislature and accordingly does not constitute a legally enforceable obligation of debt of the state. The agencies or authorities generally have no taxing power.

     Refunded Bonds. Refunded bonds are typically secured by direct obligations of the U.S. Government, or in some cases obligations guaranteed by the U.S. Government, placed in an escrow account maintained by an independent party until maturity or a predetermined redemption date. These obligations are generally non-callable prior to maturity or the predetermined redemption date. In a few isolated instances to date, however, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.

     Airport, Port and Highway Revenue Bonds. Certain facility revenue bonds are payable from and secured by the revenues from the ownership and operation of particular facilities, such as airports, highways and port authorities. Airport operating income may be affected by the ability of airlines to meet their obligations under the agreements with airports. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as use fees from ports, tolls on turnpikes and bridges and rents from buildings. Payment may be adversely affected by reduction in revenues due to such factors and increased cost of maintenance or decreased use of a facility. The sponsor cannot predict what effect conditions may have on revenues which are dependent for payment on these bonds.

     Special Tax Bonds. Special tax bonds are payable for and secured by the revenues derived by a municipality from a particular tax. Examples of special taxes are a tax on the rental of a hotel room, on the purchase of food and beverages, on the rental of automobiles or on the consumption of liquor. Special tax bonds are not secured by the general tax revenues of the municipality, and they do not represent general obligations of the municipality. Payment on special tax bonds may be adversely affected by a reduction in revenues realized from the underlying special tax. Also, should spending on the particular goods or services that are subject to the special tax decline, the municipality may be under no obligation to increase the rate of the special tax to ensure that sufficient revenues are raised from the shrinking taxable base.

     Tax Allocation Bonds. Tax allocation bonds are typically secured by incremental tax revenues collected on property within the areas where redevelopment projects, financed by bond proceeds are located. Bond payments are expected to be made from projected increases in tax revenues derived from higher assessed values of property resulting from development in the particular project area and not from an increase in tax rates. Special risk considerations include: variations in taxable values of property in the project area; successful appeals by property owners of assessed valuations; substantial delinquencies in the payment of property taxes; or imposition of any constitutional or legislative property tax rate decrease.

     Transit Authority Bonds. Mass transit is generally not self-supporting from fare revenues. Additional financial resources must be made available to ensure operation of mass transit systems as well as the timely payment of debt service. Often such financial resources include federal and state subsidies, lease rentals paid by funds of the state or local government or a pledge of a special tax. If fare revenues or the additional financial resources do not increase appropriately to pay for rising operating expenses, the ability of the issuer to adequately service the debt may be adversely affected.

     Convention Facility Bonds. The portfolio of the trust may contain bonds of issuers in the convention facilities category. Bonds in the convention facilities category include special limited obligation bonds issued to finance convention and sports facilities payable from rental payments and annual governmental appropriations. The governmental agency is not obligated to make payments in any year in which the monies have not been appropriated to make such payments. In addition, these facilities are limited use facilities that may not be used for purposes other than as convention centers or sports facilities.

     Correctional Facility Bonds. The portfolio of the trust may contain bonds of issuers in the correctional facilities category. Bonds in the correctional facilities category include special limited obligation bonds issued to construct, rehabilitate and purchase correctional facilities payable from governmental rental payments and/or appropriations.

     Transportation Bonds. Transportation bonds are obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines are experiencing severe financial difficulties. The sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

     Tax Exemption. From time to time Congress considers proposals to tax the interest on state and local obligations, such as the bonds. The Supreme Court has concluded that the U.S. Constitution does not prohibit Congress from passing a nondiscriminatory tax on interest on state and local obligations. This type of legislation, if enacted into law, could adversely affect an investment in the units. See "Tax Status" herein for a more detailed discussion concerning the tax consequences of an investment in the units. Unitholders are urged to consult their own tax advisers.

     Split ratings risk. Split-rated securities are those securities that, at the time of investment, are rated by only one rating agency. This means that a split-rated security may be regarded by one rating agency as having predominately speculative characteristics with respect to the issuer's capacity to pay interest and repay principal, and accordingly subject to a greater risk of default. The prices of split-rated securities, in the view of one but not all rating agencies, may be more sensitive than securities without a split-rating to negative developments, such as a decline in the issuer's revenues or a general economic downturn.

     Litigation and Legislation. To the best knowledge of the sponsor, there is no litigation pending as of the Inception Date in respect of any bonds which might reasonably be expected to have a material adverse effect upon the trust. Nevertheless, lawsuits involving the bonds included in the trust or their issuers may exist. At any time after the Inception Date, litigation may be initiated on a variety of grounds, or legislation may be enacted, with respect to bonds in the trust. The outcome of litigation of this nature can never be entirely predicted. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to make payments due on the bonds.

                              The Secondary Market

     Although it is not obligated to do so, the sponsor intends to maintain a market for the units of the trust and continuously to offer to purchase units of the trust during the initial offering period at prices based upon the aggregate offering price of the securities in the trust, and thereafter at prices based on the aggregate bid price of the related securities. After the initial offering period, the sponsor's repurchase price shall be not less than the redemption price plus accrued interest through the expected date of settlement. See "How to Sell Your Units--Redemption--Computation of Redemption Price per Unit." Unitholders pay any remaining deferred sales fee when they sell or redeem units. Any units repurchased by the sponsor may be reoffered to the public by the sponsor at the Public Offering Price at such time, plus accrued interest.

     If the supply of units of any series exceeds demand, or for some other business reason, the sponsor may discontinue purchases of units of such series at prices based on the aggregate bid price of the securities. The sponsor does not in any way guarantee the enforceability, marketability, or price of any security in the portfolio or of the units of the trust. In the event that a market is not maintained or for some other business reason, the sponsor may discontinue purchases of units of such series at prices based on the aggregate bid price of the underlying securities. In the event that a market is not maintained for the units of the trust, a unitholder may be able to dispose units by tendering such units to the trustee for redemption at the redemption price, which is based upon the aggregate bid price of the underlying securities. The aggregate bid price of the securities in the trust may be expected to be less than the aggregate offering price. A unitholder should inquire of the sponsor as to current market prices prior to making a tender for redemption to the trustee. Unitholders pay any remaining deferred sales fee when they sell or redeem units. See "How to Sell Your Units--Redemption" and "General Information--Guggenheim Funds."

                          Estimated Current Return and
                   Estimated Long-Term Return to Unitholders

     The rate of return on each unit is measured in terms of both Estimated Current Return and Estimated Long-Term Return. The Estimated Current Return per unit and Estimated Long-Term Return per unit, each as of the Inception Date, is set forth under "Summary of Essential Financial Information." Information regarding the estimated distributions of principal and interest to unitholders of the trust is available from the sponsor on request.

     Estimated Current Return is computed by dividing the Estimated Net Annual Interest Income per unit by the Public Offering Price. Estimated Net Annual Interest Income per unit will vary with changes in fees and expenses of the trustee and the evaluator and with principal prepayment, redemption, maturity, exchange or sale of bonds. The Estimated Net Annual Interest Income per unit also assumes the sale of securities as needed to allow the trust to pay the deferred sales fee. The Estimated Net Annual Interest Income per unit assumes that such sales of securities will be made on a pro rata basis, however, the trust may sell a portion of some or all of the securities as needed to pay the deferred sales fee. Non-pro rata sales may impact the net annual interest income a unitholder receives. The Public Offering Price per unit will vary with changes in the offering price of the bonds. Estimated Current Return takes into account only the interest payable on the bonds and does not involve a computation of yield to maturity or to an earlier redemption date nor does it reflect any amortization of premium or discount from principal value on the bond's purchase price. Moreover, because interest rates on bonds purchased at a premium are generally higher than current interest rates on newly issued bonds of a similar type with comparable ratings, the Estimated Current Return per unit may be affected adversely if such bonds are redeemed prior to their maturity. Therefore, there is no assurance that the Estimated Current Return as set forth under "Summary of Essential Financial Information" will be realized in the future.

     Estimated Long-Term Return is calculated using a formula that (i) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (taking into account the amortization of premiums and the accretion of discounts) and estimated retirements of all the bonds in the trust and (ii) takes into account the expenses and sales charge associated with each unit of the trust. The Estimated Long-Term Return assumes that each bond is retired on its pricing life date (i.e., that date which produces the lowest dollar price when yield price calculations are done for each optional call date and the maturity date of a callable bond). If the bond is retired on any optional call or maturity date other than the pricing life date, the yield to the holder of that bond may be different than the initial quoted yield. Estimated Long-Term Return is an estimate and may assume call or retirement activity that is different from actual circumstances. In such cases, the Estimated Long-Term Return set forth under "Summary of Essential Information" may overestimate actual return.

     Since the market values and estimated retirements of the bonds, the expenses of the trust and the Net Annual Interest Income and Public Offering Price per unit may change, there is no assurance that the Estimated Long-Term Return as set forth under "Summary of Essential Financial Information" will be realized in the future. Contact the sponsor, as indicated on the back page of the Prospectus, for information regarding the estimated principal and interest distribution schedule of the trust.

                                   Tax Status

     This section summarizes some of the main U.S. federal income tax consequences of owning units of your trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

     This federal income tax summary is based in part on the advice of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

     As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

     Trust Status. The trust intends to qualify as a "regulated investment company" under the federal tax laws. If the trust qualifies as a regulated investment company and distributes its income as required by the tax law, the trust generally will not pay federal income taxes.

     Distributions. After the end of each year, you will receive a tax statement that separates the trust's distributions into three categories, exempt-interest dividends, ordinary income distributions and capital gains dividends. Exempt-interest dividends generally are excluded from your gross income for federal income tax purposes. Some or all of the exempt-interest dividends, however, may be taken into account in determining your alternative minimum tax and may have other tax consequences (e.g., they may affect the amount of your social security benefits that are taxed). Ordinary income distributions are generally taxed at your ordinary tax rate. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from your trust is not affected by whether you reinvest your distributions in additional units or receive them in cash. The income from your trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

     Under the "Health Care and Education Reconciliation Act of 2010," income from the trust may also be subject to a new 3.8% "Medicare Tax" imposed for taxable years beginning after 2012. This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals. Interest that is excluded from gross income, including exempt-interest dividends from the trust, is generally not included in your net investment income for purposes of this tax.

     Dividends Received Deduction. A corporation that owns units generally will not be entitled to the dividends received deduction with respect to dividends received from the trust because the dividends received deduction is generally not available for distributions from regulated investment companies.

     Sale or Redemption of Units. If you sell or redeem your units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your units from the amount you receive in the transaction. Your tax basis in your units is generally equal to the cost of your units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your units. Further, if you hold your units for six months or less, any loss incurred by you related to the disposition of such units will be disallowed to the extent of the exempt-interest dividends you received, except as otherwise described in the next section.

     Capital Gains and Losses. If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 0% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2013. For later periods, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% for net capital gains from most property acquired after December 31, 2000 with a holding period of more than five years, and the 10% rate is reduced to 8% for net capital gains from most property (regardless of when acquired) with a holding period of more than five years.

     Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. However, if you hold a unit for six months or less, any loss incurred by you related to the disposition of such unit will be disallowed to the extent of the exempt-interest dividends you received, except in the case of a regular dividend paid by the trust if the trust declares exempt-interest dividends on a daily basis in an amount equal to at least 90% of its net tax-exempt interest and distributes such dividends on a monthly or more frequent basis. To the extent, if any, it is not disallowed, it will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

     In-Kind Distributions. Under certain circumstances, as described in this prospectus, you may receive an in-kind distribution of trust securities when you redeem units or up to 30 business days before your trust terminates. By electing to receive an in-kind distribution, you will receive trust securities plus, possibly, cash. This distribution will be treated as a sale for federal income tax purposes and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received. The Internal Revenue Service could however assert that a loss could not be currently deducted.

     Exchanges. If you elect to have your proceeds from your trust rolled over into a future trust, the exchange would generally be considered a sale for federal income tax purposes.

     Deductibility of Trust Expenses. Expenses incurred and deducted by your trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income. Further, because the trust pays exempt-interest dividends, which are treated as exempt interest for federal income tax purposes, you will not be able to deduct some of your interest expense for debt that you incur or continue to purchase or carry your units.

     Foreign Investors. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the trust will be characterized as dividends for federal income tax purposes (other than dividends which the trust properly reports as capital gain dividends) and (generally except for exempt-interest dividends) will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a foreign investor from the trust that are properly reported by the trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the trust makes certain elections and certain other conditions are met. In the case of dividends with respect to taxable years of the trust beginning prior to 2012, distributions from the trust that are properly reported by the trust as an interest-related dividend attributable to certain interest income received by the trust or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the trust may not be subject to U.S. federal income taxes, including withholding taxes when received by certain foreign investors, provided that the trust makes certain elections and certain other conditions are met. Distributions after December 31, 2012 may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners.

                             Rights of Unitholders

     Ownership of Units. Ownership of units of the trust will not be evidenced by certificates. All evidence of ownership of units will be recorded in book-entry form at Depository Trust Company ("DTC") through an investor's broker's account. Units held through DTC will be registered in the nominee name Cede & Co. Individual purchases of beneficial ownership interest in the trust will be made in book-entry form through DTC. Ownership and transfer of book-entry units will be evidenced and accomplished by book-entries made by DTC and its participants. DTC will record ownership and transfer of the units among DTC participants and forward all notices and credit all payments received in respect of the units held by the DTC participants.

     Beneficial owners of book-entry units will receive written confirmation of their purchases and sale from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request to the trustee. Record holders must sign such written request exactly as their names appear on the records of the trustee.

     Fractions of units, if any, will be computed to three decimal places.

     Distribution of Interest and Principal. Unitholders will receive interest distributions on a monthly basis. Principal, including capital gains, and interest will be distributed on the distribution date; provided, however, that, other than for purposes of redemption, no distribution need be made from the Principal Account if the balance therein is less than $1.00 per unit then outstanding. If such condition exists, the trustee shall, on the next succeeding distribution date, distribute the unitholder's pro rata share of the balance of the Principal Account. Interest received by the trust will be distributed on each applicable distribution date to unitholders of record of the trust as of the preceding applicable Record Date who are entitled to such distributions at that time. All distributions will be net of applicable expenses and funds required for the redemption of units. See "Essential Information," "Rights of Unitholders--Expenses and Fees" and "How to Sell Your Units--Selling Units."

     The trustee will credit to the Interest Account for the trust all interest received by the trust, including that part of the proceeds of any disposition of bonds which represents accrued interest. Other receipts of the trust will be credited to the Principal Account for the trust. The pro rata share of the Interest Account of the trust and the pro rata share of cash in the Principal Account (other than amounts representing failed contracts as previously discussed) represented by each unit thereof will be computed by the trustee each applicable Record Date. See "Essential Information." The trustee is not required to pay interest on funds held in the Principal or Interest Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). Proceeds received from the disposition of any of the bonds subsequent to a monthly Record Date and prior to the next succeeding monthly distribution date will be held in the Principal Account for the trust and will not be distributed until the second succeeding monthly distribution date. Because interest on the bonds is not received by the trust at a constant rate throughout the year, any particular interest distribution may be more or less than the amount credited to the Interest Account of the trust as of the applicable Record Date. See "Essential Information." Persons who purchase units between a Record Date and a distribution date will receive their first distribution on the second distribution date following their purchase of units.

     The difference between the estimated net interest accrued to the first Record Date and to the related distribution date is an asset of the respective unitholder and will be realized in subsequent distributions or upon the earlier of the sale of such units or the maturity, redemption or sale of bonds in the trust.

     Record dates for interest and principal distributions will be the 15th day of the month. All unitholders, however, who purchase units during the initial public offering period and who hold them of record on the first Record Date will receive the first distribution of interest. Details of estimated interest distributions, on a per unit basis, appear in the "Summary of Essential Financial Information." The amount of the regular distributions will generally change when bonds are redeemed, mature or are sold, or when fees and expenses increase or decrease, or if issuers or insurers are unwilling or unable to pay distributions when due.

     The trustee will, as of the last business day of each month, deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the trust as of the first day of such month. See "Rights of Unitholders--Expenses and Fees." The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the trust. Amounts so withdrawn shall not be considered a part of the trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate account. In addition, the trustee may withdraw from the Interest Account and the Principal Account such amounts as may be necessary to cover redemption of units by the trustee. See "How to Sell Your Units--Redemption." Funds which are available for future distributions, payments of expenses and redemptions are in accounts which are non-interest bearing to the unitholders and are available for use by the trustee pursuant to normal banking procedures.

     Because interest on bonds in the trust is payable at varying intervals, usually in semiannual installments, the interest accruing to the trust will not be equal to the amount of money received and available for distribution from the Interest Account to unitholders. See "Tax Status." Therefore, on each applicable distribution date, the amount of interest actually deposited in the Interest Account and available for distribution may be slightly more or less than the interest distribution made. In order to eliminate fluctuations in interest distributions resulting from such variances during the first year of the trust, the trustee is required by the Trust Agreement to advance such amounts as may be necessary to provide interest distributions of approximately equal amounts. In addition, the trustee has agreed to advance sufficient funds to the trust in order to reduce the amount of time before distributions of interest to unitholders commence. The trustee will be reimbursed, without interest, for any such advances from funds available from the Interest Account of the trust. The trustee's fee takes into account the costs attributable to the outlay of capital needed to make such advances.

     In order to acquire certain of the bonds subject to contract, it may be necessary to pay on the settlement dates for delivery of such bonds amounts covering accrued interest on such bonds which exceed the amounts paid by unitholders. The trustee has agreed to pay for any amounts necessary to cover any such excess and will be reimbursed therefor (without interest) when funds become available from interest payments on the particular bonds with respect to which such payments may have been made. Also, since interest on such bonds in the portfolio of the trust (see "The Trust Portfolio") does not begin accruing as tax-exempt interest income to the benefit of unitholders until such bonds' respective dates of delivery (accrued interest prior to delivery being treated under the Code as a return of principal), the trustee will, in order to cover interest treated as a return of principal, adjust its fee downward in an amount equal to the amount of interest that would have so accrued as tax-exempt interest (if not treated as a return of principal) on such bonds between the date of settlement for the units and such dates of delivery.

     In addition, because of the varying interest payment dates of the bonds comprising the trust portfolio, accrued interest at any point in time, subsequent to the recovery of any advancements of interest made by the trustee, will be greater than the amount of interest actually received by the trust and distributed to unitholders.

     Therefore, there will usually remain an item of accrued interest that is added to the value of the units. If a unitholder sells all or a portion of his units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his units. Similarly, if a unitholder redeems all or a portion of his units, the redemption price per unit which he is entitled to receive from the trustee will also include accrued interest on the bonds. Thus, the accrued interest attributable to a unit will not be entirely recovered until the unitholder either redeems or sells such unit or until the trust is terminated.

     Expenses and Fees. Investors will bear all or a portion of the costs incurred in organizing the trust -- including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission and the states, the initial audit of the trust's portfolio, legal expenses, payment of closing fees and any other out-of-pocket expenses. During the initial public offering period only, a pro rata portion of such organization costs will be charged upon the investor's purchase of units.

     The trustee's, sponsor's supervisory, bookkeeping and administrative and sponsor's evaluation fees are set forth under "Fees and Expenses." The trustee's fee and the sponsor's evaluation fee, which is earned for portfolio evaluation services, are based on the principal amount of bonds on a monthly basis. Because such fees are based on the principal amount of the bonds in the trust, rather than the trust's net asset value, the fees will represent a greater percentage of the trust's net asset value if the bonds in the trust, on average, are valued below par. The sponsor's supervisory fee, which is earned for portfolio supervisory services, and the bookkeeping and administrative fees are based on the largest number of units in the trust at any time during such period. Because these fees are based on the largest number of units during a particular period, these fees will represent a greater percentage of the trust's net asset value as the number of units decreased during that period. The sponsor's supervisory fee, bookkeeping and administrative and sponsor's evaluation fee, which are not to exceed the maximum amount set forth under "Fees and Expenses" for the trust, may exceed the actual costs of providing portfolio supervisory, bookkeeping and administrative or evaluation services for the trust, but at no time will the total amount the sponsor receives for portfolio supervisory services, bookkeeping and administrative or evaluation services rendered to all series of Guggenheim Defined Portfolios in any calendar year exceed the aggregate cost to them of supplying such services in such year. The trustee may reimburse the sponsor out of its own assets for services performed by employees of the sponsor in connection with the operation of the trust.

     The trustee will receive for its ordinary recurring services to the trust an annual fee in the amount set forth under "Fees and Expenses" for the trust. There is no minimum fee and, except as hereinafter set forth, no maximum fee. For a discussion of certain benefits derived by the trustee from the trust's funds, see "Rights of Unitholders--Distribution of Interest and Principal." For a discussion of the services performed by the trustee pursuant to its obligations under the Trust Agreement, reference is made to the material set forth under "Rights of Unitholders."

     The trustee's fee, bookkeeping and administrative fees and the sponsor's fees are payable monthly, each from the Interest Account to the extent funds are available and then from the Principal Account. These fees may be increased without approval of the unitholders by amounts not exceeding proportionate increases in consumer prices for services as measured by the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent." If the balances in the Principal and Interest Accounts are insufficient to provide for amounts payable by the trust, or amounts payable to the trustee which are secured by its prior lien on the trust, the trustee is permitted to sell bonds to pay such amounts.

     Other Charges. The following additional charges are or may be incurred by the trust: all expenses (including audit and counsel fees) of the trustee incurred in connection with its activities under the Trust Agreement, including annual audit expenses by independent public accountants selected by the sponsor, the expenses and costs of any action undertaken by the trustee to protect the trust and the rights and interests of the unitholders; fees of the trustee for any extraordinary services performed under the Trust Agreement; indemnification of the trustee for any loss or liability accruing to it without willful misconduct, bad faith, or gross negligence on its part, arising out of or in connection with its acceptance or administration of the trust; and all taxes and other governmental charges imposed upon the bonds or any part of the trust (no such taxes or charges are being levied or made or, to the knowledge of the sponsor, contemplated). To the extent lawful, the trust shall bear the expenses associated with updating the trust's registration statement and maintaining registration or qualification of the units and/or the trust under federal or state bonds laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. All direct distribution expenses of the trusts (including the costs of maintaining the secondary market for the trusts), such as printing and distributing prospectuses, and preparing, printing and distributing any advertisements or sales literature will be paid at no cost to the trust. Any payments received by the sponsor reimbursing it for payments made to update the trust's registration statement will not exceed the costs incurred by the sponsor. The above expenses, including the trustee's fee, when paid by or owing to the trustee, are secured by a lien on the trust. The sponsor may direct the trustee to sell bonds to meet the trust's obligations with respect to the deferred sales fee. In addition, the trustee is empowered to sell bonds in order to make funds available to pay all expenses. Thus, no assurance can be given that the trust will retain for any length of time its present size and composition.

     Reports and Records. The trustee shall furnish unitholders of a trust in connection with each distribution a statement of the amount of interest, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit. Within a reasonable time after the end of each calendar year, the trustee will furnish to each person who at any time during the calendar year was a unitholder of record, a statement providing the following information: (1) as to the Interest Account: interest received (including amounts representing interest received upon any disposition of bonds and any earned original issue discount), deductions for payment of applicable taxes and for fees and expenses of the trust, redemptions of units and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; (2) as to the Principal Account: the dates of disposition of any bonds and the net proceeds received therefrom (excluding any portion representing interest), deductions for payments of applicable taxes and for fees and expenses of the trust, purchase of replacement bonds, redemptions of units, the amount of any "when issued" interest treated as a return of capital and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; (3) a list of the bonds held and the number of units outstanding on the last business day of such calendar year;
(4) the redemption price per unit based upon the last computation thereof made during such calendar year; and (5) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each unit outstanding.

     The trustee shall keep available for inspection by unitholders at all reasonable times during usual business hours, books of record and account of its transactions as trustee including a current list of bonds in the trust and a copy of the Trust Agreement.

                             How to Sell Your Units

     You can sell your units on any business day by contacting your financial professional or, in some cases, the trustee. Unit prices are available daily on the Internet at www.guggenheimfunds.com or through your financial professional. We often refer to the sale price of units as the "liquidation price." You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction fee for processing unit redemptions or sale requests.

     Until the end of the initial offering period or six months after the Inception Date, at the discretion of the sponsor, the price at which the trustee will redeem units and the price at which the sponsor may repurchase units include estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

     Selling Units. We intend to, but are not obligated to, maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current price which is based on their net asset value. We may then resell the units to other investors at the Public Offering Price or redeem them for the redemption price. Our secondary market repurchase price is generally the same as the redemption price. You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current unit prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current price.

     Redemption. Tender of Units. Units may be tendered to The Bank of New York Mellon, the trustee, for redemption at its Unit Investment Trust Division offices at 2 Hanson Place, 12th Fl., Brooklyn, New York 11217, on any day the New York Stock Exchange is open. At the present time there are no specific taxes related to the redemption of the units. No redemption fee will be charged by the sponsor or the trustee. Units redeemed by the trustee will be canceled.

     The trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the unit price for a particular day. If your request is received after that time or is incomplete in any way, you will receive the next price computed after the trustee receives your completed request. Rather than contacting the trustee directly, your financial professional may also be able to redeem your units by using the Investors' Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.

     Within three business days following such tender, the unitholder will be entitled to receive in cash an amount for each unit tendered equal to the redemption price per unit computed as of the Evaluation Time set forth under "Essential Information" as of the next subsequent Evaluation Time. See "How to Sell Your Units--Redemption--Computation of Redemption Price per Unit." You pay any remaining deferred sales fee when you sell or redeem your units. The "date of tender" is deemed to be the date on which units are properly received by the trustee, except that with regard to units received after the Evaluation Time on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading and such units will be deemed to have been tendered to the trustee on such day for redemption at the redemption price computed on that day.

     Accrued interest paid on redemption shall be withdrawn from the Interest Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The trustee is empowered to sell securities in order to make funds available for redemption. Such sales, if required, could result in a sale of bonds by the trustee at a loss. To the extent bonds are sold, the size and diversity of the trust may be reduced.

     The trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the redemption price per unit for any period during which the New York Stock Exchange is closed, other than weekend and holiday closings, or during which trading on that Exchange is restricted (as determined by the Securities and Exchange Commission by rule or regulation) or during which an emergency exists as a result of which disposal or evaluation of the underlying bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission has by order permitted.

     Two months after the end of the initial offering period, you can generally request an in-kind distribution of the bonds underlying your units if you own units worth at least $1,000,000 or you originally paid at least that amount for your units. This option is generally available only for bonds traded and held in the United States and is not available within 30 business days of the trust's termination. Additionally, only the sponsor may redeem units in-kind during the primary offering period or during the subsequent two months. We may modify or discontinue this option at any time without notice. If you request an in-kind distribution of the bonds underlying units of your trust, you may incur any distribution or service fees (Rule 12b-1 fees) applicable to those bonds.

     Computation of Redemption Price per Unit. The redemption price per unit is determined by the trustee on the basis of the bid prices of the bonds in the trust, while the Public Offering Price of units during the initial offering period is determined on the basis of the offering prices of the bonds, both as of the Evaluation Time on the day any such determination is made. The bid prices of the securities may be expected to be less than the offering prices. This redemption price per unit is each unit's pro rata share, determined by the trustee, of: (1) the aggregate value of the bonds in the trust (determined by the evaluator, generally based upon prices provided by a pricing service as set forth below), (2) cash on hand in the trust (other than cash covering contracts to purchase bonds), and (3) accrued and unpaid interest on the bonds as of the date of computation, less (a) amounts representing taxes or governmental charges payable out of the trust, (b) the accrued expenses of a trust, (c) cash held for distribution to unitholders of record as of a date prior to the evaluation, and
(d) unpaid organization costs. You pay any remaining deferred sales fee when you sell or redeem your units. The evaluator, generally based upon prices provided by a pricing service, may determine the value of the bonds in the trust (1) on the basis of current bid prices for the bonds, (2) if bid prices are not available for any bonds, on the basis of current bid prices for comparable bonds, (3) by appraisal, or (4) by any combination of the above.

     Until six months after the Inception Date or the end of the initial offering period, at the discretion of the sponsor, the price at which the trustee will redeem units and the price at which the sponsor may repurchase units includes estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

     The difference between the bid and offer prices of bonds with characteristics consistent with the objectives of the trust are expected to be 1.00% to 1.05% of the principal value of the bonds. This value can fluctuate depending on liquidity and the balance of supply and demand for the individual issues. Immediately prior to the deposit of the trust, the aggregate bid side evaluation was lower than the aggregate offering side evaluation by the amount set forth in the footnotes to the "Trust Portfolio." For this reason, among others, the price at which units may be redeemed could be less than the price paid by the unitholder.

     Purchase by the Sponsor of Units Tendered for Redemption. The Trust Agreement requires that the trustee notify the sponsor of any tender of units for redemption. So long as the sponsor maintains a bid in the secondary market, the sponsor, prior to the close of business on the second succeeding business day, may purchase any units tendered to the trustee for redemption at the price so bid by making payment therefor to the unitholder in an amount not less than the redemption price on the date of tender not later than the day on which the units would otherwise have been redeemed by the trustee (see "Public Offering--Offering Price"). Units held by the sponsor may be tendered to the trustee for redemption as any other units. In addition, the sponsor may tender units for redemption that were initially allocated to the sponsor on the Inception Date if the sponsor was unable to sell such units. Such redemption may impact the size, composition, returns, expenses and longevity of the trust.

     The offering price of any units resold by the sponsor will be the Public Offering Price determined in the manner provided in this Prospectus (see "Public Offering--Offering Price"). Any profit resulting from the resale of such units will belong to the sponsor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to their acquisition of such units (see "Public Offering--Other Compensation and Benefits to Broker-Dealers").

     Exchange Option. You may be able to exchange your units for units of other Guggenheim Funds unit trusts at a reduced sales fee. You can contact your financial professional or Guggenheim Funds for more information about trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. To qualify for a reduced sales fee, you may need to meet certain criteria. We may discontinue this option at any time.

                              General Information

     Guggenheim Funds. Guggenheim Funds Distributors, Inc. specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. In November 2001, we changed our name from Ranson & Associates, Inc. to Claymore Securities, Inc. ("Claymore"). On September 27, 2010, Claymore officially changed its name to Guggenheim Funds Distributors, Inc. This change follows the acquisition of Claymore by Guggenheim Partners, LLC on October 14, 2009. Since the finalization of the acquisition, we have been operating as a subsidiary of Guggenheim Partners, LLC.

     During our history we have been active in public and corporate finance, have underwritten closed-end funds and have distributed bonds, mutual funds, closed-end funds, exchange-traded funds, structured products and unit trusts in the primary and secondary markets. We are a registered broker-dealer and member of the Financial Industry Regulatory Authority (FINRA). If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust. You can contact us at our headquarters at 2455 Corporate West Drive, Lisle, Illinois 60532 or by using the contacts listed on the back cover of this prospectus. Guggenheim Funds personnel may from time to time maintain a position in certain securities held by your trust.

     Guggenheim Funds and your trust have adopted a code of ethics requiring Guggenheim Funds' employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

     If at any time the sponsor shall fail to perform any of its duties under the Trust Agreement or shall become incapable of acting or shall be adjudged to be bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or (b) terminate the Trust Agreement and liquidate any trust as provided therein, or (c) continue to act as trustee without terminating the Trust Agreement.

     The foregoing information with regard to the sponsor relates to the sponsor only and not to the trust. Such information is included in this prospectus only for the purpose of informing investors as to the financial responsibility of the sponsor and its ability to carry out its contractual obligations with respect to the trust. More comprehensive financial information can be obtained upon request from the sponsor.

     Limitations on Liability. The sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith or for errors in judgment; nor will they be responsible in any way for depreciation or loss incurred by reason of the sale of any bonds, except in cases of their willful misconduct, bad faith, gross negligence or reckless disregard for their obligations and duties.

     Responsibility. The trustee shall sell, for the purpose of redeeming units tendered by any unitholder and for the payment of deferred sales fees and expenses for which funds are not available, such of the bonds in a list furnished by the sponsor as the trustee in its sole discretion may deem necessary. The sponsor may also instruct the trustee to sell bonds in order to maintain the qualification of the trust as a regulated investment company or to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in the trust.

     It is the responsibility of the sponsor to instruct the trustee to reject any offer made by an issuer of any of the bonds to issue new obligations in exchange and substitution for any bonds pursuant to a refunding or refinancing plan, except that the sponsor may instruct the trustee to accept such an offer or to take any other action with respect thereto as the sponsor may deem proper if the issuer is in default with respect to such bonds or in the judgment of the sponsor the issuer will probably default in respect to such bonds in the foreseeable future.

     Any obligations so received in exchange or substitution will be held by the trustee subject to the terms and conditions of the Trust Agreement to the same extent as bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying bonds, the trustee is required to give notice thereof to each unitholder, identifying the obligations eliminated and the bonds substituted therefor. Except as stated in the Trust Agreement or in this and the preceding paragraph and in the discussion under "Investment Risks--Failure of a Contract to Purchase Bonds and Substitution of Bonds" regarding the substitution of replacement bonds for failed bonds, the acquisition by a trust of any bonds other than the bonds initially deposited is prohibited.

     The sponsor may direct the trustee to dispose of bonds in certain limited circumstances, including upon default in the payment of principal or interest, institution of certain legal proceedings or the existence of certain other impediments to the payment of bonds, default under other documents which may adversely affect debt service, default in the payment of principal or interest on other obligations of the same issuer, decline in projected income pledged for debt service on revenue bonds, or decline in price or the occurrence of other market factors, including advance refunding, so that in the opinion of the sponsor the retention of such bonds in a trust would be detrimental to the interest of the unitholders. The proceeds from any such sales will be credited to the Principal Account for distribution to the unitholders.

     Resignation. If the sponsor resigns or becomes unable to perform its duties under the Trust Agreement, and no express provision is made for action by the trustee in such event, the trustee may appoint a successor sponsor, terminate the Trust Agreement and liquidate the trusts or continue to act as Trustee.

     The Trustee. The Bank of New York Mellon is the trustee of your trust. It is a trust company organized under New York law. You can contact the trustee by calling the telephone number on the back cover of this prospectus or write to Unit Investment Trust Division, 2 Hanson Place, 12th Fl., Brooklyn, New York 11217. The sponsor may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying the sponsor and investors.

     In accordance with the Trust Agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of the trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the Trust Agreement on file in its office or available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the bonds held in the trust. Pursuant to the Trust Agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of bonds comprising the trust.

     Limitations on Liability. The trustee shall not be liable or responsible in any way for depreciation or loss incurred by reason of the disposition of any monies, bonds or certificates or in respect of any evaluation or for any action taken in good faith reliance on prima facie properly executed documents except, generally, in cases of its willful misconduct, lack of good faith or gross negligence. In addition, the trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the trust which the trustee may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction. See "Trust Portfolio."

     Responsibility. For information relating to the responsibilities of the trustee under the Trust Agreement, reference is made to the material set forth under "Rights of Unitholders" and "General Information--Guggenheim Funds--Resignation."

     Resignation. Under the Trust Agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the Trust Agreement by executing an instrument in writing and filing the same with the sponsor.

     The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The sponsor may at any time remove the trustee, with or without cause, and appoint a successor trustee as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     The Evaluator. The sponsor will serve as the evaluator of the bonds in the trust, and as such will appraise the bonds or cause the bonds to be appraised. To appraise the bonds, the evaluator generally utilizes prices received from Standard & Poor's Securities Evaluations.

     Limitations on Liability. The trustee and the sponsor may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. Determinations by the evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it; provided, however, that the evaluator shall be under no liability to the trustee, the sponsor or unitholders for errors in judgment. However, this provision shall not protect the evaluator in cases of its willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

     Responsibility. The Trust Agreement requires the evaluator to evaluate the bonds on the basis of their bid prices on each business day after the initial offering period, when any unit is tendered for redemption and on any other day such evaluation is desired by the trustee or is requested by the sponsor. For information relating to the responsibility of the evaluator to evaluate the bonds on the basis of their offering prices, see "Public Offering--Offering Price."

     Resignation. The evaluator may resign or may be removed by the sponsor and the trustee, and the sponsor and the trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

                           Amendment and Termination
                             of the Trust Agreement

     The sponsor and the trustee have the power to amend the Trust Agreement without the consent of any of the unitholders when such an amendment is (1) to cure any ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein, (2) to change any provision required to be changed by the Securities and Exchange Commission, (3) to maintain the qualification of the trust as a regulated investment company, or (4) to make such other provisions as shall not adversely affect the interest of the unitholders. The sponsor and the trustee may amend the Trust Agreement with the consent of unitholders representing 66 2/3% of the units then outstanding, provided that no such amendment will reduce the interest in the trust of any unitholder without the consent of such unitholder or reduce the percentage of units required to consent to any such amendment without the consent of all the unitholders. In no event shall the Trust Agreement be amended to permit the deposit or acquisition of bonds either in addition to or in substitution for any of the bonds initially deposited in a trust, except in accordance with the provisions of each Trust Agreement. In the event of any amendment, the trustee is obligated to notify promptly all unitholders of the substance of such amendment. The Trust Agreement specifies other limitations on amending the Trust Agreement.

     A trust shall terminate upon the maturity, redemption, sale or other disposition, as the case may be, of the last of the bonds. The sponsor may direct the trustee to terminate the trust if the par value of the trust falls below $200 per unit. The trustee shall notify the sponsor when the par value of the bonds in a trust is less than $2,000,000. A trust may also be terminated (i) by the consent of 66 2/3% of the units or (ii) by the trustee in certain circumstances. In addition, the sponsor may direct the trustee to terminate the trust if the sponsor is unable to sell more than 60% of the units initially authorized and the net worth of the trust is reduced to less than 40% of the aggregate value of the bonds in the trust. In no event, however, may a trust continue beyond the Mandatory Termination Date set forth herein. In the event of termination, written notice thereof will be sent by the trustee to all unitholders. Within a reasonable period after termination, the trustee will sell any remaining bonds, and, after paying all expenses and charges incurred by the trust, will distribute to each unitholder, upon surrender of his units, his pro rata share of the balances remaining in the Interest and Principal Accounts of the trust.

                                    Experts

     Legal Matters. Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, acts as counsel for the trust and has passed upon the legality of the units.

     Independent Registered Public Accounting Firm. The statement of financial condition, including the Trust Portfolio, appearing herein, have been audited by Grant Thornton LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein and is included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

                          Description of Bond Ratings

     Standard & Poor's Rating. A Standard & Poor's issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects Standard & Poor's view of the obligor's capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default. The issue credit rating is not a recommendation to purchase, sell, or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for a particular investor. Issue credit ratings are based on current information furnished by the obligors or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any credit rating and may, on occasion, rely on unaudited financial information. Credit ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

     Issue credit ratings are based, in varying degrees, on the following considerations:

     o Likelihood of payment--capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

     o    Nature of and provisions of the obligation; and

     o Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

     Issue ratings are an assessment of default risk, but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.)

     AAA -- An obligation rated 'AAA' has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

     AA -- An obligation rated 'AA' differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

     A -- An obligation rated 'A' is somewhat susceptible to the adverse economic conditions and changes in circumstances.

     BBB -- An obligation rated 'BBB' exhibits adequate capacity to meet financial commitments, but more subject to adverse economic condition.

     BBB- -- Considered the lowest investment-grade by market participants.

     Obligations rated "BB," "B," "CCC," "CC," and "C" are regarded as having significant speculative characteristics. "BB" indicates the least degree of speculation and "C" the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

     BB+ -- Considered highest speculative grade by market participants.

     BB -- An obligation rated "BB" is less vulnerable in the near-term but faces major ongoing uncertainties or exposure to adverse business, financial and economic conditions.

     B -- An obligation rated "B" is more vulnerable to adverse business, financial and economic conditions but currently has the capacity to meet financial commitments.

     CCC -- An obligation rated "CCC" is currently vulnerable and dependent upon favorable business, financial and economic conditions to meet its financial commitments.

     CC -- An obligation rated "CC" is currently highly vulnerable.

     C -- A "C" rating is assigned to obligations that are currently highly vulnerable to nonpayment, obligations that have payment arrearages allowed by the terms of the documents, or obligations of an issuer that is the subject of a bankruptcy petition or similar action which have not experienced a payment default. Among others, the 'C' rating may be assigned to subordinated debt, preferred stock or other obligations on which cash payments have been suspended in accordance with the instrument's terms or when preferred stock is the subject of a distressed exchange offer, whereby some or all of the issue is either repurchased for an amount of cash or replaced by other instruments having a total value that is less than par.

     D -- An obligation rated "D" is in payment default. The "D" rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The "D" rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

     Plus (+) or minus (-) -- The ratings from 'AA' to 'CCC' may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

     NR -- This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor's does not rate a particular obligation as a matter of policy.




               Equivalent Taxable Estimated Current Return Tables

     As of the date of the prospectus, the following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under Federal taxes using the published marginal Federal tax rates scheduled to be in effect in 2011. These tables illustrate approximately what you would have to earn on taxable investments to equal the tax-exempt estimated current return in your income tax bracket. The tables do not reflect any state or local taxes, any alternative minimum taxes or any taxes other than personal income taxes. The tables do not show the approximate taxable estimated current returns for individuals that are subject to the alternative minimum tax. See "Tax Status" for a more detailed discussion of Federal tax legislation.


FEDERAL
               Taxable Income                         Tax-Exempt Estimated Current Return
-------------------------------------------       ------------------------------------------------
          Single               Joint        Tax     4 1/2%    4 3/4%      5%      5 1/4%   5 1/2%
         Return               Return        Rate  Equivalent  Taxable  Estimated  Current  Return
--------------------------------------------------------------------------------------------------
$            0-8,500   $         0-17,000   10.0%    5.00%     5.28%      5.56%     5.83%   6.11%
        8,500-34,500        17,000-69,000   15.0     5.29      5.59       5.88      6.18    6.47
       34,500-83,600       69,000-139,350   25.0     6.00      6.33       6.67      7.00    7.33
      83,600-174,400      139,350-212,300   28.0     6.25      6.60       6.94      7.29    7.64
     174,400-379,150      212,300-379,150   33.0     6.72      7.09       7.46      7.84    8.21
        Over 379,150         Over 379,150   35.0     6.92      7.31       7.69      8.08    8.46

     A comparison of tax-free and equivalent taxable estimated current returns with the returns on various taxable investments is one element to consider in making an investment decision. The sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the trust and returns over specified periods on other similar Guggenheim sponsored unit investment trusts with inflation rates and with returns on taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds; each of which has investment characteristics that may differ from those of the trust. U.S. Government bonds, for example, are backed by the full faith and credit of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the trust are described more fully in the prospectus.




            Report of Independent Registered Public Accounting Firm

Unitholders

Guggenheim Securities Defined Portfolios, Series 731

     We have audited the accompanying statement of financial condition, including the trust portfolio set forth on pages 10, 11, 12 and 13 of this prospectus, of Guggenheim Defined Portfolios, Series 731, as of June 16, 2011, the Inception Date. This statement of financial condition is the responsibility of the trust's sponsor. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

     We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The trust is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall financial statement presentation. Our procedures included confirmation with The Bank of New York Mellon, trustee, of securities owned, cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of financial condition as of June 16, 2011, by correspondence with the trustee. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

     In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Guggenheim Defined Portfolios, Series 731, as of June 16, 2011, in conformity with accounting principles generally accepted in the United States of America.

                                                          /s/ Grant Thornton LLP

Chicago, Illinois

June 16, 2011



Guggenheim Defined Portfolios, Series 731
Statement of Financial Condition
as of the Inception Date, June 16, 2011

Investment in bonds
Sponsor's contracts to purchase underlying securities backed by
    letter of credit (1)(2)                                     $    8,124,278
    Cash (3)                                                            48,750
    Accrued interest receivable (4)                                    105,493
                                                                --------------
          Total                                                 $    8,278,521
                                                                ==============
Liabilities and interest of unitholders
Liabilities:
    Amount due to Trustee (4)                                   $      105,493
    Organization costs and deferred sales fee                          446,875
                                                                --------------
          Total                                                        552,368
                                                                --------------
Interest of unitholders:
    Cost to unitholders (5)                                          8,173,028
    Less: deferred sales fee (6)                                       398,125
    Less: organization costs (7)                                        48,750
                                                                --------------
    Net interest of unitholders                                      7,726,153
                                                                --------------
          Total                                                 $    8,278,521
                                                                ==============
Number of units                                                          8,125
                                                                ==============
Net Asset Value per Unit                                        $       950.91
                                                                ==============

---------------
(1) Aggregate cost to the trust of the bonds listed under "Trust Portfolio" are based on offering side valuations determined by the evaluator, based upon prices provided by Standard & Poor's Securities Evaluations, on the basis set forth under "Public Offering--Offering Price."

(2) An irrevocable letter of credit issued by The Bank of New York Mellon has been deposited with the trustee as collateral, covering the monies necessary for the purchase of the underlying securities according to their purchase contracts and accrued interest from the Inception Date to the expected dates of delivery.

(3) During the initial offering period, a portion of the Public Offering Price represents an amount of cash deposited to pay all or a portion of the costs of organizing the trust. Organization costs will not be assessed to units that are redeemed prior to the close of the initial offering period or six months after the initial date of deposit (at the discretion of the sponsor). To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be deducted from the assets of the trust.

(4) On the basis set forth under "Rights of Unitholders--Distribution of Interest and Principal" the trustee will advance an amount equal to the accrued interest on the bonds as of the "First Settlement Date," plus any cash received by the trustee with respect to interest on the bonds prior to such date, and the same will be distributed to the sponsor on the First Settlement Date. Consequently, the amount of interest accrued on a unit to be added to the Public Offering Price thereof will include only such accrued interest from the First Settlement Date to the date of settlement, less all withdrawals and deductions from the Interest Account subsequent to the First Settlement Date made with respect to the unit.

(5) Aggregate Public Offering Price (exclusive of interest) is computed on the number of units set forth above under "Public Offering--Offering Price."

(6) The total sales fee consists of a deferred sales fee. On the Inception Date, the sales fee is $49.00 per unit. If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected.

(7) A portion of the Public Offering Price consists of an amount sufficient to pay for all or a portion of the costs of establishing the trust. These costs have been estimated at $6.00 per unit for the trust and will not be assessed to units that are redeemed prior to the close of the initial offering period.




Contents
                                        Investment Summary
------------------------------------------------------------------
A concise        2     Overview
description      2     Investment Objective
of essential     2     Principal Investment Strategy
information      2     Bond Selection
about the        3     Guggenheim Partners Asset Management,
portfolio                  LLC (GPAM)
                 3     Future Trusts
                 4     Essential Information
                 4     Types of Bonds
                 4     Bond Ratings
                 4     States and Territories
                 5     Summary of Essential Financial Information
                 6     Principal Risks
                 7     Taxes
                 7     Distributions
                 8     Market for Units
                 8     Who Should Invest
                 8     Fees and Expenses
                 9     Example
                10     Trust Portfolio

                                    Understanding Your Investment
------------------------------------------------------------------
Detailed        14     The Trust
information     14     Public Offering
to help you     19     Underwriting Concessions
understand      20     Underwriting
your            20     Investment Risks
investment      28     The Secondary Market
                29     Estimated Current Return and Estimated
                           Long-Term Return to Unitholders
                30     Tax Status
                32     Rights of Unitholders
                37     How to Sell Your Units
                39     General Information
                43     Amendment and Termination
                           of the Trust Agreement
                43     Experts
                44     Description of Bond Ratings
                46     Equivalent Taxable Estimated
                           Current Return Tables
                47     Report of Independent Registered Public
                           Accounting Firm
                48     Statement of Financial Condition

Where to Learn More
------------------------------------------------------------------
You can contact us for      Visit us on the Internet
free information about      http://www.guggenheimfunds.com
these investments.          Call Guggenheim Funds (800) 345-7999
                            Pricing Line (888) 248-4954
                            Call The Bank of New York Mellon
                            (800) 701-8178 (investors)
                            (800) 647-3383 (brokers)

Additional Information
------------------------------------------------------------------
This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information (a duplication fee may be required):

  E-mail:    publicinfo@sec.gov
  Write:     Public Reference Section, Washington, D.C. 20549-0102
  Visit:     http://www.sec.gov (EDGAR Database)
  Call:      1-202-942-8090 (only for information on
             the operation of the Public Reference Section)

Refer to:
  Guggenheim Defined Portfolios, Series 731
     Securities Act file number: 333-169640
     Investment Company Act file number: 811-03763

---------------
When units of the trust are no longer available, we may use this prospectus as a preliminary prospectus for a future trust. In this case you should note that:

The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

GUGGENHEIM LOGO

PROSPECTUS

Guggenheim Long-Term
National Municipal
Trust, Series 3

Guggenheim
Defined Portfolios
Series 731

DATED JUNE 16, 2011





                       CONTENTS OF REGISTRATION STATEMENT

     A.   Bonding Arrangements of Depositor:

     The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

                         INSURER/POLICY NO.                      AMOUNT

                  National Union Fire Insurance
                  Company of Pittsburgh,                       $4,000,000
                  Pennsylvania
                  5692790


     B. This amendment to the Registration Statement comprises the following papers and documents:

                                The facing sheet

                                 The Prospectus

                                 The signatures

           Consents of Independent Registered Public Accounting Firm
                            and Counsel as indicated

                         Exhibits as listed on page S-5



     The Registrant, Guggenheim Defined Portfolios, Series 731 hereby identifies Guggenheim Defined Portfolios, Series 792, Guggenheim Defined Portfolios, Series 791, Guggenheim Defined Portfolios, Series 788, Guggenheim Defined Portfolios, Series 779, Guggenheim Defined Portfolios, Series 767, Guggenheim Defined Portfolios, Series 766, Guggenheim Defined Portfolios, Series 751, Guggenheim Defined Portfolios, Series 750, Guggenheim Defined Portfolios, Series 747, Guggenheim Defined Portfolios, Series 746, Claymore Securities Defined Portfolios, Series 714, Claymore Securities Defined Portfolios, Series 712, Claymore Securities Defined Portfolios, Series 688, Claymore Securities Defined Portfolios, Series 687, Claymore Securities Defined Portfolios, Series 680, Claymore Securities Defined Portfolios, Series 648, Claymore Securities Defined Portfolios, Series 645, Claymore Securities Defined Portfolios, Series 617, Claymore Securities Defined Portfolios, Series 610, Claymore Securities Defined Portfolios, Series 609, Claymore Securities Defined Portfolios, Series 567, Claymore Securities Defined Portfolios, Series 526, Claymore Securities Defined Portfolios, Series 314, Claymore Securities Defined Portfolios, Series 295, Claymore Securities Defined Portfolios, Series 154, Claymore Securities Defined Portfolios, Series 153, Claymore Securities Defined Portfolios, Series 136, Claymore Securities Defined Portfolios, Series 129, Claymore Securities Defined Portfolios, Series 128, Claymore Securities Defined Portfolios, Series 121, Claymore Securities Defined Portfolios, Series 118, Claymore Securities Defined Portfolios, Series 117, Claymore Securities Defined Portfolios, Series 116, Ranson Unit Investment Trusts, Series 53 and Series 90, Kemper Defined Funds, Series 9, Kemper Defined Funds, Series 45, Kemper Defined Funds Insured National Series 1, Kemper Insured Corporate Trust, Series 1, Kemper Tax-Exempt Insured Income Trust, Multi-State Series 19, and Kemper Government Securities Trust, Series 39 (GNMA Portfolio), Series 40 (GNMA Portfolio) and Series 41 (U.S. Treasury Portfolio) for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Guggenheim Defined Portfolios, Series 731 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Lisle and State of Illinois on the 16th day of June, 2011.

                                       GUGGENHEIM DEFINED PORTFOLIOS, SERIES 731
                                                                    (Registrant)

                                          By GUGGENHEIM FUNDS DISTRIBUTORS, INC.
                                                                     (Depositor)

                                                           By /s/ Kevin Robinson
                                                              ------------------
                                                       Senior Managing Director,
                                                   General Counsel and Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

     SIGNATURE*                           TITLE***                              DATE
                                                                            )   By: /s/ Kevin Robinson
                                                                                        --------------
                                                                            )           Kevin Robinson
                                                                            )           Attorney-in-Fact*
                                                                            )
DAVID HOOTEN*                             Chief Executive Officer and       )           June 16, 2011
                                          Chairman of the Board of          )
                                          Directors                         )

MICHAEL RIGERT**                          Vice Chairman                     )           June 16, 2011

ANTHONY DILEONARDI*                       Vice Chairman                     )           June 16, 2011

BRUCE ALBELDA*                            Chief Financial Officer and                   June 16, 2011
                                          Director
/s/ Kevin Robinson
    KEVIN ROBINSON                        Senior Managing Director,                     June 16, 2011
                                          General Counsel and Secretary


---------------------
* An executed copy of the related power of attorney was filed as Exhibit 6.0 to Registration Statement No. 333-167997 on September 24, 2010.

** An executed copy of the related power of attorney was filed as Exhibit 6.0 to Registration Statement No. 333-168383 on October 7, 2010.

*** The titles of the persons named herein represent their capacity in and relationship to Guggenheim Funds Distributors, Inc., the Depositor.



            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.1 to the Registration Statement.


                        CONSENT OF CHAPMAN AND CUTLER LLP

The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinion filed by this amendment as Exhibit 3.1 to the Registration Statement.


                         CONSENT OF DORSEY & WHITNEY LLP

The consent of Dorsey & Whitney LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinion filed by this amendment as Exhibit 3.2 to the Registration Statement.



                                LIST OF EXHIBITS

     1.1  Reference Trust Agreement.

   1.1.1  Standard Terms and Conditions of Trust (Reference is made to Exhibit
          1.1.1 to Amendment No. 1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 118 (File No. 333-81826) filed on February 6, 2002).

     2.1 Code of Ethics (Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 213 (File No. 333-122184) filed on February 9, 2005).

     3.1 Opinion of counsel as to legality of securities being registered including a consent to the use of its name in the Registration Statement.

     3.2 Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement.

     4.1  Consent of Independent Registered Public Accounting Firm.